SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Unaudited Consolidated Financial Statements For the six -month period beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the six -month period beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Consolidated Balance Sheets as of December 31, 2005 and June 30, 2005

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2005	June 30, 2005
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	69,729	98,244
Investments (Note 9)	153,175	113,690
Mortgages and leases receivables, net (Note 6)	123,356	65,481
Other receivables and prepaid expenses (Note 7)	41,332	46,694
Inventories (Note 8)	69,887	65,626

Total Current Assets	457,479	389,735

NON-CURRENT ASSETS
Mortgages and leases receivables, net (Note 6)	28,845	7,765
Other receivables and prepaid expenses(Note 7)	106,212	112,538
Inventories (Note 8)	58,546	53,460
Investments (Note 9)	551,968	531,606
Fixed assets, net (Note 10)	1,431,566	1,436,628
Intangible assets, net	5,119	5,880

Subtotal Non-Current Assets	2,182,256	2,147,877

Goodwill, net	(17,004)	(13,186)

Total Non-Current Assets	2,165,252	2,134,691

Total Assets	2,622,731	2,524,426

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	110,880	66,881
Mortgages payable (Note 11)	17,378	25,462
Customer advances (Note 12)	62,067	50,924
Short term-debt (Note 13)	159,993	93,918
Salaries and social security payable	8,228	12,336
Taxes payable	41,557	22,352
Other liabilities (Note 14)	41,075	39,104

Total Current Liabilities	441,178	310,977

NON-CURRENT LIABILITIES
Trade accounts payable	1,537	1,949
Mortgages payable (Note 11)	21,894	27,627
Customer advances (Note 12)	44,647	39,868
Long term-debt (Note 13)	327,617	389,755
Taxes payable	18,287	21,772
Other liabilities (Note 14)	26,312	34,410

Total Non-Current Liabilities	440,294	515,381

Total Liabilities	881,472	826,358
Minority interest	439,903	445,839

SHAREHOLDERS’ EQUITY	1,301,356	1,252,229

Total Liabilities and Shareholders’ Equity	2,622,731	2,524,426

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Consolidated Statements of Income

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

In thousand of pesos, except “earnings per share” (Notes 1, 2 and 3)

	December 31, 2005	December 31, 2004
Sales, leases and services	256,446	185,245
Cost of sales, leases and services	(113,066)	(80,373)

Gross profit	143,380	104,872
Gain from valuation of inventories at fair market value	7,409
Selling expenses	(26,310)	(16,531)
Administrative expenses	(40,927)	(29,900)

Subtotal	(59,828)	(46,431)
Net gain in credit card trust Tarjeta Shopping	2,080	882

Operating income (Note 4)	85,632	59,323
Amortization of goodwill	(553)	(981)
Financial results generated by assets:
Interest income	2,619	1,912
Interest on discount by assets	4	117
Gain on financial operations	4,681	18,880
Exchange gain	16,869	1,215

Subtotal	24,173	22,124
Financial results generated by liabilities:
Interest on discount by liabilities	(2)	(132)
Exchange loss	(30,174)	(4,070)
Financial expenses	(26,321)	(27,666)

Subtotal	(56,497)	(31,868)

Financial results, net	(32,324)	(9,744)
Equity gain from related parties	28,539	49,502
Other income and expenses, net (Note 15)	(4,993)	(4,939)

Net Income before taxes and minority interest	76,301	93,161
Income tax and asset tax	(33,583)	(29,609)
Minority interest	(13,732)	(6,792)

Net income for the period	28,986	56,760

Earnings per common share
Basic (Note 25)	0.080	0.224
Diluted (Note 25)	0.077	0.121

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2005	December 31, 2004
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	142,589	122,913
Cash and cash equivalents as of end of period	159,295	104,391

Net increase (decrease) in cash and cash equivalents	16,706	(18,522)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	28,986	56,760
Plus income tax and asset tax accrued for the year	33,583	29,609
Adjustments to reconcile net income to cash flows from operating activities:
• Equity gain from related parties	(28,539)	(49,502)
• Minority interest	13,732	6,792
• Allowances and reserves	16,119	5,194
• Sundry Provisions	—	3,562
• Amortization and depreciation	40,737	35,975
• Financial results	20,884	(8,634)
• Gain from valuation of inventories at fair market value	(7,409)	—
• Realized gains	(2,428)	(15,501)
• Uncollected expenses	4,438	—
Changes in operating assets and liabilities:
• Decrease (Increase) in current investments	8,921	(20,179)
• Increase in non-current investments	(6,572)	—
• Increase in mortgages and lease receivables	(87,362)	(23,700)
• Decrease in other receivables	12,617	13,676
• Decrease (Increase) in inventories	18,234	(3,366)
• Increase in intangible assets	(177)	(1,821)
• (Decrease) Increase in taxes payable, salaries and social security payable and customer advances	(3,483)	411
• Increase in trade accounts payable	32,727	12,832
• Increase in accrued interest	3,470	5,941
• Decrease in other liabilities	(5,698)	(9,697)

Net cash provided by operating activities	92,780	38,352

CASH FLOWS FROM INVESTING ACTIVITIES:
• Payment for companies acquired net of cash acquired	(4,232)	(4,163)
• Increase in non current investment	—	(13,772)
• Guarantee deposit	(8,610)	—
• Decrease in minority interest	(4,149)	(16,698)
• Sale of IRSA Telecomunicaciones N.V.	1,719	—
• Improvements to undeveloped parcels of land	(423)	(261)
• Purchase and improvements of fixed assets	(27,148)	(34,230)

Net cash used in investing activities	(42,843)	(69,124)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in debt	16,414	51,972
• Payment of debt	(31,511)	(52,014)
• Dividend payment by subsidiaries to minority interests	(11,130)	(8,256)
• Dividend payment to minority interests due to capital reduction	(1,320)	—
• Judicial deposit	—	(788)
• Cash received for settlement of swap	1,190	—
• Mortgage settlement	(17,574)	—
• Payment of Debt for purchase of controlled companies	(5,150)	—
• Issuance of capital stock (exercise of option)	15,850	21,336

Net cash (used in) provided by in financing activities	(33,231)	12,250

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,706	(18,522)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2005	December 31, 2004
Supplemental cash flow information
Cash paid during the period:	23,207	25,816
• Interest	413	640
• Income tax

Non-cash activities:
• Increase in fixed assets through a decrease I inventories	—	123
• Increase in inventories through a decrease in fixed assets	1,422	4,604
• Increase in intangible assets through a decrease in fixed assets	6	2,108
• Increase in undeveloped parcels of land through a decrease in fixed assets	1,626	—
• Increase in inventories through a decrease in undeveloped parcels of land	18,404	25,979
• Increase in other receivables through a decrease in fixed assets	83	—
• Increase in credit card trust Tarshop	—	(7,245)
• Disolution of credit card trust Tarshop	—	3,370
• Increase of fixed assets through an increase in trade payables	10,860	—
• Increase of fixed assets through a decrease of other receivables	—	103
• Compensation of restricted cash with provisions for contingencies	—	185
• Transfer from higher investment value of non current investment to fixed assets	—	596
• Conversion of negotiable obligations into shares	4,291	2,623

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2005	December 31, 2004
Acquisitions of subsidiary companies:
Services and lease receivables	—	1,490
Other receivables	99	4,761
Undeveloped parcels of land	269	—
Fixed Assets	—	86,931
Intangibles Assets	—	12
Trade payables	—	(983)
Customer Advances	—	(3,325)
Bank and judicial loans	—	(38,178)
Loans to related companies	—	(3,133)
Salaries and social security charges	—	(203)
Fiscal Debts	—	(754)
Dividends payables (includes $75 to pay to Alto Palermo S.A (APSA))	—	(300)
Other liabilities	(89)	(16,182)
Allowances	—	(4,458)

Net value of the acquired non-cash assets	279	25,678

Cash acquired	—	1,238

Net value of the acquired assets	279	26,916

Minority interest	—	(8,398)
Equity investment before the acquisition	—	(5,087)
Higher value of fixed assets acquired	—	1,558
Higher value of undeveloped parcels of land acquired	3,953	—

Purchase value of acquired subsidiaries	4,232	14,989

Cash acquired	—	(1,238)
Amount financed by sellers	—	(9,587)

	4,232	4,164

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004.

In thousand of pesos (Notes 1, 2 and 3)

NOTE 1: BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its balance sheets at December 31, 2005 and June 30, 2005 and the statements of income and cash flows for the six-month periods ended December 31, 2005 and 2004 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

Financial statements corresponding to the six-month economic periods ended December 31, 2005 and 2004 have not been audited yet. The management believes they include all necessary settlements to reasonably show the consolidated results of each period.

Results for the six-month economic periods ended December 31, 2005 and 2004 do not necessarily reflect the portion of the company’s consolidated result for such complete years.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT AND INDIRECT % OF CAPITAL (*)		DIRECT AND INDIRECT % OF VOTING SHARES (*)
COMPANIES	December 31, 2005	June 30, 2005	December 31, 2005	June 30, 2005
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	66.67	66.67	66.67	66.67
Abril S.A.	83.33	83.33	83.33	83.33
Pereiraola S.A.	83.33	83.33	83.33	83.33
Baldovinos S.A.	83.33	83.33	83.33	83.33
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Llao LLao Resorts S.A.	50.00	50.00	50.00	50.00
Buenos Aires Trade & Finance Center S.A. (2)	—	100.00	—	100.00
Alto Palermo S.A. (“APSA”)	61.62	60.69	61.62	60.69
Canteras Natal Crespo S.A. (1)	43.00	—	43.00	—

(*)	The above holdings do not contemplate irrevocable capital contributions.
(1)	The Company holds joint control of Canteras Natal Crespo S.A. with ECIPSA, see Note 17 to the basic Unaudited Financial Statement.
(2)	The Company has completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. having accounting effect as of 12/01/05 (See Note 19 to the basic unaudited financial statements)

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 1: (Continued)

b.	Comparative Information

Balance sheet items at June 30, 2005 shown in these unaudited consolidated financial statements for comparative purposes arise from the audited annual consolidated financial statements corresponding to the year then ended.

The balances at December 31, 2005 of the Statements of Income, Changes in Shareholders’ Equity and Cash Flows are disclosed in comparative format with the same period of the previous fiscal year.

Certain amounts in the financial statements at June, 2005 were reclassified for disclosure on a comparative basis with those for the period ended December 31, 2005

NOTE 2: CONSIDERATION OF THE EFFECTS OF INFLATION

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items is the domestic wholesale price index published by the National Institute of Statistics and Census.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. Note 1 to the unaudited basic financial statements details the most significant accounting policies applied and mentions the consolidation of the recently approved accounting standards that will be applicable at the beginning of the next fiscal year. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Banco Hipotecario S.A. shares

Banco Hipotecario S.A. shares were valued by using the equity method of accounting by the end of the period. See Note 1.5.i. to the unaudited basic financial statements.

b.	Revenue recognition

The Company’s revenues mainly stem from office leases, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

b.	(Continued)

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

Credit card operations

Revenues derived from credit card transactions include commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized at the time it is accrued.

Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

c.	Intangible assets

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

c.	(Continued)

Trademarks

Trademarks include the expenses and fees related to their registration.

Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls. Those expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

Property development expenses

Expenses incurred related to the selling of development properties, including advertising, commissions and other expenses, are charged to net income for the period in which the corresponding income is accrued, based on the percentage of completion method.

The value of these assets do not exceed its estimated recoverable value at the end of each period.

d.	Goodwill

Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life of 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Additionally, also included was the goodwill from the subsidiary APSA, originating from the purchase of shares of Tarshop S.A., Fibesa S.A. and Shopping Alto Palermo S.A., which is amortized through the straight-line method over a period that not exceeds 10 years.

Amortization has been classified under “Amortization of goodwill” in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTA 4: OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Sale and development of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, and Financial operations and others. As discussed in Note 1, the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E..

A general description of each segment follows:

•	Sale and development of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and other non-shopping center rental properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity, internet, telecommunications and other technology-related activities of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTA 4: (Continued)

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the unaudited basic financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of December 31, 2005

	Development and sale of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Others	Total
Revenues	27,706	13,394	161,472	53,019	855	256,446
Costs	(22,127)	(4,343)	(57,049)	(28,778)	(769)	(113,066)
Gross (loss) profit	5,579	9,051	104,423	24,241	86	143,380
Income from valuation of inventories at net sale value	7,409	—	—	—	—	7,409
Selling expenses	(952)	(512)	(19,199)	(5,647)	—	(26,310)
Administrative expenses	(4,926)	(4,705)	(20,741)	(10,555)	—	(40,927)
Net gain in credit card trust	—	—	2,080	—	—	2,080

Operating income (loss)	7,110	3,834	66,563	8,039	86	85,632

Depreciation and amortization (b)	171	3,980	31,414	4,827	—	40,392

Addition of fixed assets and intangible assets	688	69	19,734	6,834	—	27,325
Non-current investments in other companies	—	—	564	—	245,637	246,201

Operating assets	363,386	359,866	1,156,122	139,157	—	2,018,531
Non-Operating assets	51,753	51,252	31,134	3,066	466,995	604,200
Total assets	415,139	411,118	1,187,256	142,223	466,955	2,622,731

Operating liabilities	13,383	60,518	212,487	21,800	—	308,188
Non-Operating liabilities	96,979	72,308	308,346	47,777	47,874	573,284
Total liabilities	110,362	132,826	520,833	69,577	47,874	881,472

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income (loss).

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of December 31, 2004

	Development and sale of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Others	Total
Sales, leases and services	26,960	8,862	103,620	45,304	499	185,245
Cost of sales, leases and services	(11,356)	(3,816)	(40,627)	(24,258)	(316)	(80,373)
Gross (loss) profit	15,604	5,046	62,993	21,046	183	104,872
Selling expenses	(1,018)	(418)	(9,980)	(5,115)	—	(16,531)
Administrative expenses	(3,931)	(3,171)	(13,375)	(9,423)	—	(29,900)
Net income in credit card trust	—	—	882	—	—	882

Operating income	10,655	1,457	40,520	6,508	183	59,323

Depreciation and amortization (b)	130	3,261	27,792	4,600	—	35,738

Additions of fixed assets and intangible assets (c)	—	20,370	50,921	8,025	—	79,316
Non-current investments in other companies (c)	—	—	808	—	219,432	220,240

Operating assets (c)	343,803	364,420	1,124,780	133,035	—	1,966,038
Non-operating assets (c)	55,442	58,766	10,678	2,136	431,366	558,388
Total assets (c)	399,245	423,186	1,135,458	135,171	431,366	2,524,426

Operating liabilities (c)	11,040	68,129	147,915	20,313	—	247,397
Non-operating liabilities (c)	96,332	72,266	308,153	44,735	57,475	578,961
Total liabilities (c)	107,372	140,395	456,068	65,048	57,475	826,358

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information at June 30, 2005

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTA 5: CASH AND BANKS

The breakdown for this item is as follows:

	December 31, 2005	June 30, 2005
Cash in local currency	1,967	2,232
Cash in US$	2,530	5,135
Banks in local currency	15,697	14,998
Banks in US$	35,548	30,702
Banks in EUR	414	284
Special current accounts in local currency	1,789	2,106
Foreign accounts	11,222	42,099
Checks to be deposited	562	688

	69,729	98,244

NOTE 6: MORTGAGES AND LEASES RECEIVABLE

The breakdown for this item is as follows:

	December 31, 2005		June 30, 2005
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	8,459	13,130	2,117	840
Interest to be accrued	(97)	(83)	(10)	(5)
Debtors from leases and credit card	92,146	16,887	51,256	7,899
Debtors from leases under legal proceedings	22,878	—	22,664	—
Debtors from sales under legal proceedings	2,037	—	2,368	—
Checks to be deposited	29,523	—	20,319	—
Related parties	294	—	146	—
Mortgages accounts receivable from hotel activities	8,363	—	4,876	—
Less:
Allowance for doubtful accounts	(461)	—	(425)	—
Allowance for doubtful leases	(39,786)	(1,089)	(37,830)	(969)

	123,356	28,845	65,481	7,765

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 7: OTHER RECEIVABLES

The breakdown for this item is as follows:

	December 31, 2005		June 30, 2005
	Current	Non- Current	Current	Non- Current
Asset tax	9,290	28,545	18,009	25,694
Value added tax (“VAT”) receivable	3,952	5,483	3,838	5,173
Related parties	3,199	47	2,055	46
Guarantee deposits (1) (2)	9,419	35	279	19
Prepaid expenses	4,148	291	6,878	315
Guarantee of default credit (3)	—	18,001	—	17,128
Expenses to be recovered	3,468	—	3,726	—
Fund Administration	191	—	191	—
Advances to be rendered	63	—	79	—
Gross sales tax	1,073	905	1,037	782
Deferred income tax	—	49,641	—	61,761
Debtors under legal proceeding	127	—	96	—
Sundry debtors	2,532	—	2,837	—
Operating pending settlement	113	—	269	—
Income tax advances	867	—	1,332	—
Country club debtors	412	—	412	—
Cash reserves related to the securitization programs	714	4,333	4,090	2,549
Mortgages receivable under legal proceeding	—	2,208	—	2,208
Allowance for doubtful accounts		(2,208)	—	(2,208)
Tax on personal assets to be recovered	5,888	—	5,823	—
Allowance for tax on personal assets	(5,222)	—	(5,326)	—
Pre-paid insurance	192	—	52	—
Judicial attachments (Note 26)	861	—	861	—
Present value – other receivables	—	(1,204)	—	(1,064)
Other	45	135	156	135

	41,332	106,212	46,694	112,538

(1)	Includes a US$ 3 million deposit in guarantee kept in the Deustche Bank in favor of Argentimo S.A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines are established for negotiating the acquisition of land to develop a commercial center and a dwelling and/or office building.
(2)	Included restricted cash (see Note 16.b)
(3)	See note 15 to the unaduited basic financial statements and Note 16 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 8: INVENTORIES

The breakdown for this item is as follows:

	December 31, 2005		June 30, 2005
	Current	Non- Current	Current	Non- Current
Credit from barter of “Edificios Cruceros”(1)	12,467	—	8,141	—
Dock 13	1,605	—	1,605	—
Dorrego 1916	13	—	13	—
Minetti “D”	65	—	65	—
Torres Jardín	468	—	468	—
V. Celina	43	—	43	—
Abril / Baldovinos	7,207	1,853	7,671	2,782
San Martín de Tours	13,558	—	11,743	—
Credit from barter of Benavidez (Note 27)	—	8,542	—	8,542
Torres de Abasto	518	—	518	—
Dique III (2)	25,142	9,776	33,699	—
Credit from barter of Parcel 1 c) Dique III (3)	—	22,861	—	22,861
Torres Rosario (Note 12 (2))	6,662	15,514	—	19,275
Other inventories	2,139	—	1,660	—

	69,887	58,546	65,626	53,460

(1)	See note 1.5.h to the unaudited basic financial statements.
(2)	Corresponds to parcel 1 e) (valued at restated cost).An option contract was signed for this plot and this option has not been exercised as of the date of issuance of these unaudited financial statements. Also, corresponds to parcel 1 d) (valued at net realizable value). A preliminary sale contract was signed for this plot. See Note 20 to the unaudited basic financial statements.
(3)	Corresponds to the right to receive units to be received as consideration for the exchange of plot 1c). See Note 20 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 9: INVESTMENTS

The breakdown for this item is as follows:

	December 31, 2005	June 30, 2005
Current
Cedro (1)	—	5
Lebacs (1)	—	3,445
Boden (1)	39	39
Mortgage bonds (1)	3,152	3,523
Bono Argentina Discount (1)	—	1,074
IRSA I Trust Exchangeable Certificate (1)	169	558
Time deposits and money markets	1,511	6,039
Mutual funds (2)	137,556	87,944
Tarshop Trust (1)	10,310	10,634
Banco Ciudad de Bs. As. Bond (1)	400	391
Other investments (1)	38	38

	153,175	113,690

Non-current
Banco de Crédito y Securitización S.A.	4,658	4,448
Banco Hipotecario S.A.	240,979	213,265
IRSA Telecomunicaciones N.V.	—	1,719
E-Commerce Latina S.A	564	808
IRSA I Trust Exchangeable Certificate	3,317	3,353
Tarshop Trust	25,980	19,256
Banco Ciudad de Bs. As. Bond	301	482
Other investments	40	48

	275,839	243,379

Undeveloped parcels of land:
Dique IV	6,559	6,490
Caballito plots of land	19,898	19,898
Padilla 902	89	89
Pilar	3,408	3,408
Torres Jardín IV	3,030	3,030
Puerto Retiro (Note 16)	46,411	46,493
Santa María del Plata	114,397	112,771
Pereiraola	21,875	21,875
Air space Supermercado Coto	11,695	11,695
Caballito	31,065	31,065
Neuquén	9,987	9,987
Alcorta Plaza (Note 21)	—	18,048
Canteras Natal Crespo	4,337	—
Other undeveloped parcels of land	3,378	3,378

	276,129	288,227

	551,968	531,606

(1)	Not considered as cash for unaudited consolidated statements of cash flow purposes.
(2)	Include Ps. 44,270 and Ps. 46,886 at December 31, 2005 and at June 30, 2005, respectively, corresponding to “Dolphin Fund PLC”, not considered as cash for consolidated statement of cash flow purposes.

Include Ps. 4,174 and Ps. 1,738 at December 31, 2005 and at June 30, 2005, respectively, corresponding to NCH Development Partner fund not considered as cash for consolidated statement of cash flow purposes.

Include Ps. 1,057 and Ps. 1,014 at December 31, 2005 and at June 30, 2005, corresponding to Gainvest funds no considered cash for consolidated statements of cash flow purposes.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 10: FIXED ASSETS

The breakdown for this item is as follows:

	December 31, 2005	June 30, 2005
Hotels
Llao-Llao	37,250	33,097
Intercontinental	55,941	57,073
Libertador	35,760	36,700

	128,951	126,870

Office buildings
Avda. de Mayo 595	4,520	4,574
Avda. Madero 942	2,380	2,401
Edificios Costeros (Dique II)	19,198	19,358
Laminar Plaza	30,309	30,577
Libertador 498	42,897	43,307
Libertador 602	2,957	2,985
Madero 1020	1,649	1,665
Maipú 1300	44,155	44,581
Reconquista 823	19,167	19,355
Rivadavia 2768	162	164
Sarmiento 517	82	84
Suipacha 652	11,623	11,749
Intercontinental Plaza	66,971	67,741
Costeros Dique IV	21,659	21,849
Bouchard 710	71,505	72,222

	339,234	342,612

Commercial real estate
Alsina 934	—	1,429
Constitución 1111	540	545

	540	1,974

Other fixed assets
Abril	1,133	1,133
Alto Palermo Park	495	500
Thames	3,033	3,033
Santa María del Plata	10,513	12,109
Constitución 1159	1,324	1,324
Other	1,719	1,593

	18,217	19,692

Shopping Center
Alto Avellaneda	94,408	98,750
Alto Palermo	201,851	210,822
Paseo Alcorta	64,184	65,816
Abasto	198,873	202,776
Patio Bullrich	112,542	115,602
Buenos Aires Design	19,718	20,935
Alto Noa	30,038	30,883
Alto Rosario	80,290	79,117
Mendoza Plaza Shopping	86,617	83,706
Advance for purchase of fixed assets (Note 33)	16,033	—
Other properties	12,338	12,103
Other fixed assets	27,732	24,970

	944,624	945,480

Total	1,431,566	1,436,628

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 11: MORTGAGES PAYABLE

The breakdown for this item is as follows:

	December 31, 2005		June 30, 2005
	Current	Non- Current	Current	Non- Current
Mortgage payable San Martin de Tours	3,432	—	2,935	—
Mortgage payable Bouchard 710 (1)	13,946	21,894	22,527	27,627

	17,378	21,894	25,462	27,627

(1)	See details in Notes 6 and 12 to the unaudited basic financial statements.

NOTE 12: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	December 31, 2005		June 30, 2005
	Current	Non- Current	Current	Non- Current
Admission rights	22,186	30,922	18,041	26,061
Lease and service advances (1)	12,034	13,725	10,966	13,807
Advanced payments from customers	25,735	—	20,911	—
Advance for the sale of a plot of land (2)	2,112	—	1,006	—

	62,067	44,647	50,924	39,868

1)	The balance of rents and services advance payments include Ps 1,220 and Ps 5,789 current and non- current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Abasto Shopping and Centro Comercial Alto Noa. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of December 31, 2005 the semiannual Libo rate was 4.6975%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.
2)	This is a 600 Euros advanced payment that the Company received from Villa Hermosa S.A. related to a purchase contract of a plot of land that is currently an integral part of the plot located in Rosario, in which the Company projects to build housing towers. The liabilities amount is shown net of expenses that the Company has incurred on account and order of Villa Hermosa S.A. The preliminary purchase contract referred to above was subscribed on December 9, 2005. The maximum term established to formalize the deed is March 9, 2006 (this term may be extended). The plot is valued at cost of its fair market value as conditions provided in Technical Resolution No. 17 are complied with.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 13: SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	December 31, 2005		June 30, 2005
	Current	Non- Current	Current	Non- Current
APSA Convertible Notes (1)	47,111	—	—	44,821
APSA Convertible Notes - Accrued interest (1)	2,131	—	2,016	—
Bank loans (2)	94,089	60,010	77,182	82,218
Bank loans - Accrued interest (2)	2,840	6,926	1,630	5,987
IRSA Convertible Notes (3)	—	172,188	—	168,059
IRSA Convertible Notes - Interest	1,766	—	1,726	—
Negotiable obligations 2009 - principal amount (4)	11,334	77,214	10,792	78,917
Negotiable obligations 2009 - accrued interest (4)	722	11,279	572	9,753

	159,993	327,617	93,918	389,755

1)	Corresponds to the outstanding balance of Negotiable Obligations convertible into shares (CNB) issued originally by APSA for an outstanding amount of US$ 50 million, as detailed in Note 23 to the unaudited consolidated financial statements, net of the CNB underwritten by the Company and net of fees and expenses related to issue of debt to be accrued.
2)	The outstanding balance at December 31, 2005 includes mainly the following loans:

(a)	Unsecured loan expiring in 2009 as set out in Note 7 to the unaudited basic financial statements amounted to Ps. 54,483 (Ps. 55,198 at June 30, 2005).
(b)	US$ 11 million loan granted by Deutsch Bank to APSA on March 4, 2005 with installments of principal and interest amounted to US$ 5 million falling due as from April 4, 2005 and amounted to US$ 3 million each one, falling due on February 1, 2006 and on August 1, 2006 respectively. The loan accrues annual interest equivalent to LIBOR plus 3.25%. On April 4, 2005 APSA paid the first principal installment plus accrued interest and after December 31, 2005, on February 1st; 2006 paid the second principal installment.
(c)	On April 5, 2005 APSA accepted a syndicated loan from Banco Río de la Plata S.A. and Bank Boston N.A. amounting to Ps. 50 million, payable in 4 equal and consecutive semiannual installments. The final due date of the transaction falls on April 5, 2007. During the first year this loan will accrue interest at a fixed interest rate of 7.875 % and during the second year, will accrue interest at the Central Bank survey rate plus 3%. The terms of this loan require APSA to maintain certain financial ratios and conditions, and certain indicators and levels of indebtedness. The proceeds from this loan were used to settle the outstanding balance, amounting to Ps. 48.4 million, of Negotiable Obligations originally issued for an amount of Ps. 85.0 million. On October 5, 2005 the first capital installment of $ 12.5 million was cancelled as well as the second installment of interest of the loan, whith funds that principally come from the dividends that Shopping Alto Palermo S.A.(APSA Subsidiary) approved on a timely basis. On January 5, 2006, APSA paid the third principal installment plus accrued interest.
(d)	Hotels Argentinos S.A. mortgage loan amounting to US$ 8,000. See Note 16.
(e)	Other loans and bank overdrafts amounting to Ps. 19,617.
3)	Corresponds to the issue of Convertible Negotiable Bonds of the Company for a total value of US$ 100 million as set forth in Notes 7 and 13 to the unaudited basic financial statements.
4)	Corresponds to the issue of Negotiable Bonds secured with certain Company assets maturing in 2009, as detailed in Note 7 and 12 b. to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 14: OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2005		June 30, 2005
	Current	Non-current	Current	Non-current
Seller Financings (1)	12,222	—	11,348	5,030
Dividends payable	39	—	39	—
Related parties	5,130	1,814	2,829	1,732
Guarantee deposits	1,669	2,230	924	2,787
Provisions for contingencies (2)	7,751	10,912	9,776	11,027
Directors’ fees provision	6,443	—	10,379	—
Directors’ fees advances	(108)	—	(3,327)	—
Rebilled condominium expenses	385	—	475	—
Directors’ guarantee deposits	—	8	—	8
Sundry creditors	824	—	39	—
Fund Administration	636	—	636	—
Pending settlements for sales of plots	138	—	57	—
Contributed leasehold improvements to be accrued and unrealized gains (Note 30)	526	11,210	635	13,818
Donations payable	3,960	—	3,960	—
Present value – other liabilities	—	(3)	—	(4)
Trust accounts payable	283	—	283	—
Other	1,177	141	1,051	12

	41,075	26,312	39,104	34,410

(1)	The balances as of December 31, 2005 include:

a.	Ps. 5,928 relating to the financing of the acquisition of Shopping Neuquén S.A. shares made by APSA on July 6, 1999 (Ps. 3,265 of principal and Ps. 2,663 of C.E.R.). This loan accrues interest equivalent to LIBOR for six months. At December 31, 2005 LIBO rate for six months was 3.25%,
b.	Ps. 5,133 maturing on September 29, 2006 corresponding to the financed acquisition of Mendoza Plaza Shopping S.A (Former Pérez Cuesta S.A.C.I.) shares (See Note 28); and
c.	Ps. 181 related to the acquisition of 50% share of Conil S.A.
(2)	The Company has recorder provisions in order to face up to probable contingent claims, and according to estimates developed by Company’s legal counsels, such provisions would cover loss contingencies and related fees regarding to such claims. The amount of such provisions is based on management’s assessment and the considerations of legal counsel’s opinion regarding the matters.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 15: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2005	December 31, 2004
Other income:
Recovery of allowances	6	223
Accelerated realized earnings (Note 30)	2,428	—
Others	422	984

	2,856	1,207

Other expenses:
Unrecoverable VAT receivable	(643)	(485)
Donations	(314)	(133)
Loss from the sale of fixed assets	—	(35)
Lawsuits contingencies	(403)	(516)
Debit and credit tax	(442)	(402)
Tax on personal assets	(3,384)	(4,528)
Allowance for doubtful accounts	(1,614)	—
Other	(1,049)	(47)

	(7,849)	(6,146)

Other income and expenses, net	(4,993)	(4,939)

NOTE 16: RESTRICTED ASSETS

Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of The Company) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the real estate property near Puerto Madero denominated “Planta 1” which had been acquired from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor, a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A..

The legal proceedings have practically reached the end of the time allowed to produce evidence. Puerto Retiro S.A. contested the complaint and appealed the provisional remedy, which was dismissed on December 14, 2000. The next steps will be the allegations and the handing down of the first instance sentence.

Management and the legal counsels of Puerto Retiro S.A. believe that the extension of the bankruptcy will be dismissed by the Court.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 16: (Continued)

Hoteles Argentinos S.A. mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. (subsidiary company) held on January 5, 2001 approved taking a long-term mortgage loan from Bank Boston N.A. for a total amount of US$ 12,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300 and one final payment of US$ 6,300. The agreement was signed on January 26, 2001.

Interest payments must be paid quarterly in arrears at an annual interest rate equivalent to LIBO for 12 months loans plus the applicable mark-up as per the contract, which consists of a variable interest rate applicable in the debt´s interest payment period that as of December 31, 2005, was 5.92125%.

The guarantee granted was a senior mortgage on a property owned by Hoteles Argentinos S.A., which houses the Hotel Sheraton Libertador Buenos Aires. As a result of the economic situation of the country, the lack of credit and the crisis of the Argentine financial system, principal installments falling due as from January 26, 2002 and the interest installments falling due as from July 29, 2002, amounting to US$ 6,681, were not paid by Hoteles Argentinos S.A. As failure to pay the installments when due entitles the creditors to require acceleration of principal and interest maturities, the loan has been classified and shown under short – term debt. On March 5, 2004, BankBoston N.A. formally notified Hoteles Argentinos S.A. that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., domiciled at 461 Fifth Avenue, 10th floor, New York, NY 10017, USA, all the rights and obligations arising from the loan agreement entered into on January 26, 2001 between Hoteles Argentinos S.A. as borrower and BankBoston N.A., as lender, together with all the changes, guarantees and insurance policies related to that contract.

Consequently, all pending obligations of Hoteles Argentinos S.A. must be fulfilled in favor of the assignee, Marathon Master Fund Ltd.

On December 16, 2004 Ritelco S.A. purchased the loan of US$ 12,951 that controlled subsidiary (80%) Hoteles Argentinos S.A. owed Marathon Master Fund, Ltd. for US$ 7,925.

On March 23, 2005 Ritelco S.A. sold to CSFB the loan agreement for US$ 8 million in cash and the Company entered into an agreement with CSFB pursuant to which, among other things, (a) the Company guarantees the payment of the debt owed by HASA, (b) HASA must present a restructuring plan of the loan prior to September 15, 2005, and (c) in the event of non-compliance the Company shall repurchase the loan agreement for US$ 8,000. As guarantee for this transaction, the Company made a payment of US$ 2,000 to CSFB which is disclosed as a collateral deposit within “Other receivables and prepaid expenses, net” in the accompanying consolidated balance sheet. The loan is collateralized by real estate properties with a net book value of Ps. 32,1 million at June 30, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 16: (Continued)

Hoteles Argentinos S.A. has initiated the restructuring process and refinancing of its debt, for which it should present a restructuring plan of the total debt prior to March 15, 2006, which should expired on March 23, 2009 (due date for the refinancing).

Alto Palermo Group - Restricted assets.

a)	Other current liabilities include Shopping Neuquén S.A. liability amounting to Ps. 42, corresponding to a mortgage set up on acquired land for Ps. 3,314.

b)	At December 31, 2005, under other current receivables, the Company discloses funds amounting to Ps. 108 restricted by the National Labor Court of First Instance No. 40 Unique Secretary in relation to the case “Del Valle Soria, Delicia against New Shopping S.A.” claiming unfair dismissal.

c)	As of December 31, 2005, non current investments include Ps 13,778 Emprendimiento Recoleta S.A. which are pledged.

NOTE 17: TARSHOP S.A. CREDIT CARD RECEIVABLE SECURITIZACION

The Company has ongoing revolving period securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 17: (Continued)

In consideration of the receivables transferred to the trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the trusts) and the certificates issued by the trusts. The latter are recorded at their equity values at the closing of the period on the basis of the financial statements issued by the trusts.

NOTE 18: SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A. AMONG SUBSIDIARIES

On August 9, 2005 Ritelco S.A. sold 335,893 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. at that moment (100% subsidiary of the Company) in the total amount of US$ 1,536 (equivalent to market value of US$ 4,57 per share). See Note 18 to the unaudited basic financial statements in connection with the sale of the interest in Banco Hipotecario S.A. made by IRSA to Buenos Aires Trade & Finance Center S.A.

As such transactions were made among subsidiaries, in which IRSA holds 100% interest, they did not modify the shareholding and did not affect the unaudited consolidated financial statements.

As of December 31, 2005, total shareholding amounted to 17,641,015.

NOTA 19: INVESTMENT IN IRSA TELECOMUNICACIONES N.V. (ITNV)

At June 30, 2005, Ritelco held an investment in ITNV representing 49.36% of its common shares. Ritelco had discontinued in prior years the application of the equity method for valuing this investment because there were mandatorily redeemable preferred shares issued by ITNV, as Ritelco had not secured ITNV obligations, nor had it agreed to provide financial support to that company. For this reason, the investment in ITNV was valued at zero.

On August 19, 2005, a share purchase agreement was entered into by and between ITNV, Ritelco S.A. and Dolphin Fund Plc (another shareholder of ITNV) whereby ITNV acquired all the common shares held by those shareholders (4,106,000 and 1,675,000 shares, respectively) for US$ 0.1470333852 per share. The amount of this transaction is US$ 850, of which US$ 604 correspond to Ritelco S.A.

Taking into account that the above-mentioned transaction occurred subsequent to year-end, but before the issuance of the annual financial statements, Ritelco took up as of June 30, 2005 the investment in ITNV at its equity value up to the limit of its recoverable value. Consequently, Ritelco recorded an income of US$ 604 as of June 30, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 20: MORTGAGE RECEIVABLE SECURITIZATION ORIGINATED BY IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

The Board of Directors of The Company, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24,441, was approved by the National Securities Commission by means of Resolution No. 13,040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, The Company, Inversora Bolívar S.A. and Baldovinos S.A. (indirect subsidiaries )(hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above-mentioned program, the trustors have sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,586 to the Trustee, in exchange for cash and a part of the issuance by the Trustee of Participation Certificates. The different types of Participation Certificates issued by the Trustee are set out as follows:

•	Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300 with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

•	Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000 with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

•	Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600 with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b)

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 20: (Continued)

an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

•	Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,686. These grant the right to collect monthly sums arising from the Cash Flows, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, receivables and debts in U.S. dollars in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 and are adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which, among other conditions, a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS, and also nominal value of the Participation Certificates Class D was modified. New nominal value amounted to Ps. 10,321.

At December 31, 2005, the value of Class D Participation Certificates amounted to Ps. 2,904 in IRSA, Ps. 463 in Inversora Bolívar S.A., and Ps. 119 in Baldovinos S.A.. Class A, B, and C Certificates have been totally amortized at the end of the period.

NOTE 21: SALE OF THE ALCORTA PLAZA PLOT

On December 22, 2005, Alto Palermo S.A. (APSA) subscribed a preliminary purchase contract with possession, by which APSA sold to RAGHSA S.A. the plot denominated Alcorta Plaza for a total price of US$ 7.7 million. Payment terms and conditions were as follows:

-	US$ 1,925 with the preliminary purchase contract.

-	US$ 1,925 on March 30, 2006 (day in which the deed for final transfer will be signed).

-	US$ 1,925 on March 30, 2007 and US$ 1,925 on March 30, 2008.

A first preference mortgage guarantee will be furnished on certain units to be used for offices and garage of the building owned by RAGHSA S.A., located at San Martín 338, 344, 350 and 360, and Florida 343 and 347 of the City of Buenos Aires. The amount of the mortgage was US$ 4,374.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 22: DERIVATIVE INSTRUMENTS

Interest rate swaps

Alto Palermo S.A. (APSA) has used certain financial instruments to reduce its financing costs. Major financing institutions have been the counterparties of such instruments. APSA has not emitted derivative instruments with the objective of selling and purchasing. APSA managed the risk of possible counterparties’ inability to fulfill instrument clauses.

In order to minimize its financing costs, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to dollar-denominated floating rate debt.

During the period ended December 31, 2004 related with this contract, the company recorded profits amounting to Ps. 4.09 million. This contract expired on 4 April, 2005.

Options and future contracts to purchase metals

During the six-month period ended December 31, 2005, Ritelco S.A. entered into future contracts for the purchase of silver, and launched call options in Euros. In accordance with its risk management policies, Ritelco S.A. uses future metal contracts for speculative purposes.

As of December 31, 2005, the Company maintained eight contracts sold of puts in Euros due in March 2006 in an amount of US$ 1,235 per unit. The Company collected a US$ 18,800 premium for such contracts. At the same date, the price of such contracts amounted to US$ 21,700. To guarantee such contracts, the Company has deposits for US$ 57,449 (equivalent to Ps 177,871). The difference between market value and amounts agreed for the financial instruments outstanding as of December 31, 2005 is (US$ 2,900) (equivalent to Ps. 8,677).

The gain recorded during the six-month period ended December 31, 2005 amounted to US$ 552,806 (equivalent to Ps 1,625,924).

NOTE 23: ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On July 19, 2002, Alto Palermo S.A. issued Series I of Negotiable Obligations up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each.

After the end of the period granted to exercise the accretion right, the Negotiable Obligations convertible into shares for US$ 50,000 were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 23: (Continued)

Main issue terms and conditions of the Convertible Negotiable Obligations are as follows:

-	Issue currency: US dollars.

-	Due date: July 19, 2006.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

-	Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

The Convertible Negotiable Obligations were paid in cash or through the exchange of liabilities due from APSA at the time of the subscription.

APSA used the proceeds obtained from the offering of securities to the payment of expenses and fees relating to issuing and placement of convertible negotiable obligations, payment of liabilities with shareholders and repurchase of negotiable obligations Class A-2 and B-2 the latter belong to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocation of funds duly presented to the National Securities Commission.

At December 31, 2005, certain holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of US$ 2.72 million. As of December 31, 2005, the outstanding balance APSA Convertible Negotiable Obligations amounted to US$ 47.28 million of which US$ 31.7 million correspond to IRSA’s holding which is eliminated in consolidation process.

With respect to the maturity to become effective in July 2006 of these Negotiable Obligations and whose principal holders are Company shareholders, which is currently evaluating different alternatives should the minority shareholders decide not to exercise their right to convert the negotiable obligations at maturity.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 24: ALTO PALERMO - OPTIONS GRANTED IN RELATED COMPANIES

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year, capitalizable annually.

NOTE 25: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares. The latter has been determined considering the number of additional common shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into common shares, up to nominal amount of US$ 100,000, described in Note 13 to the unaudited basic financial statements.

In thousands:

	December 31, 2005	December 31, 2004
Weighted - average outstanding shares	363,821	253,758
Conversion of negotiable obligations	209,380	315,726
Weighted - average diluted common shares	573,201	569,484

Below is a reconciliation between net income of the period and net income used as a basis for the calculation of the diluted earnings per share:

	December 31, 2005	December 31, 2004
Net income for calculation of basic earnings per share	28,986	56,760
Exchange difference	8,244	1,805
Interest	6,742	10,230
Income tax	—	—

Net income for calculation of diluted earnings per share	43,792	68,795

Net basic earnings per share	0.080	0.224
Net diluted earnings per share	0.077	0.121

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 26: PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones Sociedad Anónima), predecessor of Llao Llao Resorts S.A. in the operation of the hotel complex “Hotel Llao Llao”, which was awarded by Resolution No. 1/91 issued by the National Parks Administration, was sued in 1997 by that Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to US$ 2,870. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of the mentioned amount in Argentine external debt securities available at the date of the ruling, plus interest accrued through payment, and compensatory and punitive interest and lawyers’ fees.

The unpaid balance approved in the court records, carried out by the plaintiff as of March 31, 2001, includes face value bonds of US$ 4,127, plus compensatory and punitive interest, payable in cash, in a total amount of US$ 3,800.

On March 2, 2004, the Company made a deposit of Ps. 7,191 in Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and a transfer of Argentine external debt securities class FRB - FRB L+13/16 2005 for a total nominal value of US$ 4,127, equivalent to Ps. 1,964. The total amount settled on that date was Ps. 9,155.

The intervening court served notice to the plaintiff of payment made, and on June 30, 2004 the plaintiff presented a writing rejecting that payment, considering it partial settlement of the debt arising from the firm judgement filed in the records of the case, and requested the setting up of a time deposit with the funds paid, automatically renewable every thirty days, until final payment of the total debt.

The Court resolved the matter by considering notice to have been served; as regards the amount due, the plaintiff must conform the claim to current regulations. Until final resolution of the matter, Banco de la Ciudad de Buenos Aires was instructed to appropriate the funds to a renewable time deposit.

A report of the legal advisors states that the balance remains unpaid and outlines that the Company has deposited with the court the debt titles determined in the unpaid balance, and an amount in cash of Ps. 7,191, whereas the unpaid balance approved in the court records was US$ 3,780.

In line with the matters reported by the lawyers in respect of this suit, the Company management recorded a reserve for an amount Ps. 4,208 as of December 31, 2005, which was determined according to the difference between the amount claimed for compensatory and punitive interest of US$ 3,800 and the amount deposited in the court of Ps. 7,191.

The plaintiff’s lawyers (five complainants) filed a motion in relation to their fees in the case, as they understood that the amount agreed should have been paid in U.S. dollars and not in

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 26: (Continued)

pesos, estimating the difference, in comparison with the amount already paid, in US$ 384. In a provisional remedy, due to the unpaid balance carried out in the court records under the claims of two of the lawyers, an order was issued to attach the Company’s current accounts, which occurred in March 2005 in the amount of Ps. 788. As of December 31, 2005, such attached funds amounts to Ps. 861.

The Company legal advisors challenged the unpaid balance carried out in the court records based on several reasons (payments performed prior to the pesification, unlawful and exorbitant interest, etc.). The Company is currently awaiting the resolution of the challenges submitted by means of request. In accordance with the probable contingency reported by the lawyers as of December 31, 2005, the Company management has reserved the amount of Ps. 1,890.

NOTE 27: OPTION FOR THE ACQUISITION OF BENAVIDEZ

On December 3, 2003, Inversora Bolívar S.A. (indirect subsidary companies) and Desarrolladora El Encuentro S.A. (DEESA) signed a revocable option agreement for the acquisition of real property, whereby Inversora Bolívar S.A. granted DEESA an option to acquire land in Benavídez.

In March 2004, DEESA notified Inversora Bolívar S.A. and the latter accepted the exercise of the mentioned option. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$ 3,980 to Inversora Bolívar S.A., of which US$ 980 were paid during the previous quarter and the balance of US$ 3,000 will be paid through the exchange of 110 residential plots already chosen and identified in the option contract mentioned in the first paragraph of this note. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000 in guarantee of compliance with the operation and delivered US$ 500 to Inversora Bolívar S.A. corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and will be returned as follows: 50% at the time of certification of 50 % of the progress of work and the remaining upon certification of 90% of work progress.

NOTE 28: ACQUISITION OF SHARES IN MENDOZA PLAZA SHOPPING (Former Pérez Cuesta S.A.C.I.)

On September 29, 2004, Alto Palermo S.A. (APSA) entered into a purchase-sale contract covering 49.9% of the capital stock of Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) for US$ 5.3 million, which of US$ 1.77 million each was paid on December 2, 2004 from the balance of acquisition price, US$ 1.77 million was paid on September 29, 2005 and the remaining balance will be paid in September 29, 2006.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 28: (Continued)

Through this acquisition, APSA became holder of 68.8% of the capital stock of the above company, the main activity of which is the operation of the Mendoza Plaza Shopping center in the city of Guaymallen, Mendoza.

The operation was notified to the National Commission for the Defense of Competition in compliance with the regulations of the Ministry of Economy, having been approved by that Commission on November 17, 2004.

On December 2, 2004 a final purchase agreement was signed, the shares were transferred and a extraordinary shareholders’ meetings was held, which decided the amendment of the by-laws to change the corporate name from Pérez Cuesta S.A.C.I. to Mendoza Plaza Shopping S.A..

At March 31, 2005 the deed implementing the changes in the Company’s by-laws had been signed before Public Notary; this amendment was approved by the enforcement agencies as of June 30, 2005.

Additionally, during the fiscal year ended on of June, 30, 2005, APSA entered into the following contracts:

•	Put option with Banco de Chile, whereby the latter was entitled, although not obliged, to assign a mortgage loan agreement to APSA originally granted to Mendoza Plaza Shopping S.A. (Former to Pérez Cuesta S.A.C.I.) amounting to US$ 15.5 million and a credit line fully disbursed to that company amounting to US$ 2.5 million; Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) had failed to comply with its payment obligations. The loans were secured by the assignment in guarantee of rental payments to be made by Falabella S.A. to Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.).

The documentation was notarized on March 30, 2005 by which Banco de Chile transferred all the mortgage rights to APSA and the latter acquired the credit for US$ 8.5 million.

•	Call option with HSBC Bank Argentina S.A., whereby APSA was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. assumed an irrevocable obligation to transfer, a loan agreement originally granted to Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) amounting to US$ 7.0 million which the latter failed to pay. The loan was secured through the assignment in guarantee of rental payments to be made by Angulo Hermanos S.A. and Garbarino S.A.

On March 29, 2005 APSA transferred the purchase option entered into with HSBC Bank Argentina S.A. to Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) for the same value as originally agreed and on the same day Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) exercised the option, paying Ps. 6.1 million for the settlement of the loan, (corresponding to the exercise price of Ps. 7.2 million, net of the premium paid of Ps. 0.7 million and rental fees collected by HSBC Bank Argentina S.A. amounting to Ps. 0.4 million).

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 28: (Continued)

•	Agreement with Inversiones Falabella Argentina S.A. establishing as the following:

1.	Capitalization terms were agreed in the event that APSA or one of its subsidiaries is assigned the loan from Banco de Chile or other bank loan and propose its capitalization through APSA’s contributions.

2.	Upon maturity of the lease agreement currently in force between Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) and Inversiones Falabella, APSA will provide for the granting of an option to the latter for the renewal of the contract under the same terms as the current contract, with certain changes expressly established in the contract in force.

3.	In its capacity as surety, APSA will ensure payment by Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) to Falabella S.A. of the loan held by the former amounting to US$ 1.05 million, under the terms established in the contract.

4.	Inversiones Falabella Argentina S.A. will have an irrevocable right to sell its shares in Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) (put option) to APSA, which may be exercised until the last business day of October 2008, for a total consideration of US$ 3 million according to the conditions expressly established in the contract.

The Extraordinary Shareholders’ Meeting of Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) was held on May 31, 2005, in which the following issues were unanimously decided:

–	Approve a due bill agreement that Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) had with the Company in a total amount of Ps. 36,058 resulting from the payments of the above-mentioned agreements.

–	Approve the Alto Palermo S.A. (APSA) request that such loans be considered as irrevocable contributions to account of future capital increases.

–	Approve the capitalization of the irrevocable contributions account for Ps. 36,058. Through such capitalization of irrevocable contributions, the Company increases its holds to 85.40% of the shareholding of Mendoza Plaza Shopping.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 29: OPENING OF ALTO ROSARIO SHOPPING

On November 9, 2004 APSA inaugurated a new shopping center, Alto Rosario Shopping, in the city of Rosario, Province of Santa Fe.

NOTE 30: CONTRIBUTED LEASEHOLD IMPROVEMENT AND UNREALIZED GAINS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on Mendoza Plaza Shopping S.A’s. (Former Pérez Cuesta S.A.C.I.) property, which were capitalized as fixed assets in Mendoza Plaza Shopping S.A’s. (Former Pérez Cuesta S.A.C.I.), recognizing the related gain over the term of the contract. At period end, the amount of Ps. 250 was pending of accrual.

In March 1996 Village Cinema S.A. opened ten theatres in the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Mendoza Plaza Shopping . (Former Pérez Cuesta S.A.C.I.) was capitalized as a fixed asset, with a balancing entry as unrealized gains, recognizing the depreciation charges and the profits over a 50-year period. At period end, the amount of Ps. 10,902 was pending of accrual.

Also, gains to be accrued related to the construction of installations by a lessee in the Abasto Shopping Center area, are included. APSA has recorded such installations as fixed assets based on the construction costs with the liability. Improvements by third parties are depreciated in net income accounts during the term of the rental. Such net depreciation of the improvement by third parties was not significant during the six-month periods ended December 31, 2005 and 2004.

On February 2, 1999 Mendoza Plaza Shopping S.A’s. (Former Pérez Cuesta S.A.C.I.) entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2,926,200 which was accrued over the amortization period of the property, as from April 1999, date on which it was registered with the Real Estate Record Office. On September 16, 2005 Mendoza Plaza Shopping S.A.(Former Pérez Cuesta S.A.C.I) acquired the real estate that belonged to Riocruz S.C.S. (C & A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A.(Former Pérez Cuesta S.A.C.I) reflected for this operation an income of $2,428, which is shown in “Other income and expenses, net” of the statement of income.

NOTE 31: PROPOSAL TO TRANSFER THE MANAGEMENT OF ABRIL

In January 2006, the Company together with Inversora Bolívar S.A. and Baldovinos S.A. submitted a proposal to the Residents’ Commission of Abril Club de Campo to transfer the management of the Club. This proposal replaces the one dated May 4, 2005 and is still to be approved by the above-mentioned Commission.

For the proposal to be approved, the Residents’ Commission will require both the approval of two-thirds of the owners of the plots sold at the time the proposal was signed, and monetary and non-monetary contributions, among which the following can be outlined:

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 31: (Continued)

1.	The Company and Inversora Bolívar S.A. will contribute to Abril S.A. the amount of Ps. 650.

2.	The Company and Inversora Bolívar S.A. will repair all the roadways of Abril Club de Campo.

3.	The Company and Inversora Bolívar S.A. will transfer to Abril S.A. a plot of land of the Abril establishment (to be assigned to the building of “sleeping rooms”) including their pertinent shareholding titles.

4.	The Company and Inversora Bolívar S.A. will transfer to Abril S.A. a plot of land of the Abril establishment (commercial stores) including their pertinent shareholding titles.

5.	Baldovinos S.A. will establish in favor of Abril S.A. a perpetual easement that no buildings will be constructed in four plots of land belonging to the Main House located in Abril Club de Campo.

6.	The Company and Inversora Bolívar S.A. will be responsible for all severance payment (including salary) of a former employee of the Club.

NOTE 32: NEUQUEN PROJECT

On July 6, 1999 APSA acquired a 94.6% share in Shopping Neuquén S.A. amounting to Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or at the time of the opening of the shopping center to be constructed in the building owned by Shopping Neuquén S.A., whichever happened first. As of December 31, 2005 the remaining amount had not been paid yet.

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a shopping center would be built. The project included the building of a shopping center, a hypermarket, hotel and housing building. During June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed will be able to build on its own land.

The time extension should be approved by the Legislative Council of the Municipality of Neuquén.

On December 20, 2002 the Municipality of Neuquén issued Decree 1,437/02 by which the request of Shopping Neuquén S.A., in respect of extending the time term to build the development and the authorization to transfer a part of the plots to third parties, was denied. Also, the extinction of the rights arising from Ordinance 5,178 was stated, terminating the purchase-sale contracts of land with loss both of improvements carried out and expenses incurred, in favor of the Municipality of Neuquén, having Shopping Neuquén S.A. no right to claim any indemnities.

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 that the administrative action be revoked, and offered and attached a proof document including the reasons to request such annulment.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 32: (Continued)

It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections.

The Municipal Executive rejected the recourse referred to above through Decree 585/2003. Consequently, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting among other issues, the annulment of Decrees 1,437/2002 and 585/2003 that the Municipal Executive issued.

On December 21, 2004 Shopping Neuquén was notified of a resolution of the High Court of Neuquén communicating the expiry of the administrative procedural action that the Company had filed against the Municipality of Neuquén. Such Court decision is not final.

As of December 31, 2005 Shopping Neuquén S.A. is negotiating with the Municipality of Neuquén an agreement to establish the terms and conditions to re-activate the development and construction of the commercial business. Such terms and conditions will be incorporated in a new Municipal Ordinance that will either modify or annul the original one.

If the extension is not approved, the Municipality of Neuquén would be entitled to request that the real estate sold on a timely basis be returned and if such is the case Shopping Neuquén would not recover its original investment.

In turn, on August 15, 2003 APSA was acknowledged that 85.75% of the old shareholders of Shopping Neuquén S.A. filed a claim requesting the collection of the price balance plus interest and legal costs.

The Company management considers that the current undergoing negotiations will be favorable to the Company interest.

NOTE 33: ACQUISITION OF REAL STATE

On December 29, 2005, the APSA subscribed a preliminary purchase contract for acquiring a building located in the City of Buenos Aires. The price agreed for this transaction amounts to US$ 17.9 million. At present, the amount of US$ 5.4 million has been paid as pre-payment and is shown in Fixed Assets. The remaining amount, that is US$ 12.5 million will be cancelled at the time of signing the deed for final transference, which will happen within 180 days (such term can be postponed) counted as from the date in which the preliminary contract will be signed.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the Unaudited

Financial Statements

For the six-month period beginning on July 1, 2005 and 2004

and ended December 31, 2005 and 2004

IRSA Inversiones y Representaciones Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the six-month period

ended December 31, 2005

compared with the same period of previous year

Amounts stated in thousands of Pesos

Fiscal year No. 63 beginning July 1º, 2005

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 25, 1943

Of last amendment:	July 2, 1999

Registration number with the Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 11)
		In thousand of pesos
Type of share	Authorized for Public Offer of Shares (*)	Subscribed	Paid in
Common share,1 vote each	368,447,883	368,448	368,448

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of December 31, 2005 and June 30, 2005

In thousand of pesos (Note 1)

	December 31, 2005	June 30, 2005
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	6,668	38,782
Investments (Exhibits C, D and G)	139,849	19,476
Mortgages and leases receivables, net (Note 3 and Exhibit G)	4,552	3,521
Other receivables and prepaid expenses (Note 4 )	5,409	4,042
Inventories (Note 5)	53,403	22,157

Total Current Assets	209,881	87,978

NON-CURRENT ASSETS
Mortgages and leases receivables, net (Note 3, and Exhibit G)	692	35
Other receivables and prepaid expenses (Note 4 and Exhibit G)	84,803	93,517
Inventories (Note 5)	32,701	201
Investments (Exhibits C, D and G)	1,122,273	1,213,344
Fixed assets (Exhibit A)	286,341	291,869

Total Non-Current Assets	1,526,810	1,598,966

Total Assets	1,736,691	1,686,944

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	4,889	5,297
Mortgages payable (Note 6 and Exhibit G)	17,378	25,462
Customer advances (Exhibit G)	14,415	2,472
Short term-debt (Note 7 and Exhibit G)	21,281	29,871
Salaries and social security payable	767	1,214
Taxes payable (Exhibit G)	10,778	6,255
Other liabilities (Note 8 and Exhibit G)	27,152	22,795

Total Current Liabilities	96,660	93,366

NON-CURRENT LIABILITIES
Mortgages payables (Note 6 and Exhibit G)	21,894	27,627
Customer advances	328	657
Long term-debt (Note 7 and Exhibit G)	315,117	311,273
Taxes payable	693	736
Other liabilities (Note 8 and Exhibit G)	643	1,056

Total Non-Current Liabilities	338,675	341,349

Total Liabilities	435,335	434,715

SHAREHOLDERS’ EQUITY (according to the corresponding statement)	1,301,356	1,252,229

Total Liabilities and Shareholders´ Equity	1,736,691	1,686,944

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

In thousand of pesos (Note 1)

	December 31, 2005	December 31, 2004
Revenues	15,051	10,099
Costs (Exhibit F)	(6,599)	(5,159)

Gross profit	8,452	4,940
Gain from valuation of inventories at fair market value (Note 1.5.h.)	4,382	—
Selling expenses (Exhibit H)	(1,028)	(585)
Administrative expenses (Exhibit H)	(8,937)	(8,410)

Subtotal	(5,583)	(8,995)
Gain from operations and holding of real estate assets	—	—

Operating income	2,869	(4,055)
Financial results generated by assets:
Interest income	5,132	4,757
Exchange gain	8,758	1,651
Financial gain	7,308	3,620
Interest on discount by assets	(151)	(105)

Subtotal	21,047	9,923
Financial results generated by liabilities:
Exchange loss	(19,438)	(3,241)
Interest on discount by liabilities	(4)	(5)
Financial expenses (Exhibit H)	(16,743)	(17,596)

Subtotal	(36,185)	(20,842)

Total financial results, net	(15,138)	(10,919)
Equity gain from related parties (Note 10.c.)	47,036	76,999
Other income and expenses, net (Note 9)	(3,994)	(3,820)

Net income before tax	30,773	58,205
Asset tax (Note 1.5.m., n. and 14)	(1,787)	(1,445)

Net income for the period	28,986	56,760

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

In thousand of pesos (Note 1)

	Shareholders’ contributions				Reserved earnings	Accumulated (deficit) earnings	Total as of December 31, 2005	Total as of December 31, 2004
	Common Stock	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve
Balances as of beginning of year	357,267	274,387	676,171	1,307,825	19,447	(75,043)	1,252,229	959,854
Issuance of common stock	11,181	—	8,960	20,141	—	—	20,141	23,959
Acummulated losses Absortion approved by shareholders meeting dated 11/29/05	—	—	(75,043)	(75,043)	—	75,043	—	—
Net income for the period	—	—	—	—	—	28,986	28,986	56,760

Balances as of December 31, 2005	368,448	274,387	610,088	1,252,923	19,447	28,986	1,301,356

Balances as of December 31, 2004	261,520	274,387	606,747	1,142,654	19,447	(121,528)		1,040,573

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

Unaudited Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

In thousand of pesos (Note 1)

	December 31, 2005	December 31, 2004
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of year	41,006	9,864
Cash and cash equivalents as of the end of period	32,339	4,058

Net decrease in cash and cash equivalents	(8,667)	(5,806)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:	28,986	56,760
Net income for the period	1,787	1,445
Plus asset tax accrued for the period
Adjustments to reconcile net income to cash flows from operating activities:
• Equity gain from related parties	(47,036)	(76,999)
• Gain from valuation of inventories at fair market value	(4,382)	—
• Allowances and reserves	3,167	3,289
• Amortization and depreciation	3,373	2,584
• Sundry provisions and allowances	3,051	3,540
• Results from the sale of shares of Banco Hipotecario S.A.	(1,858)	—
• Financial results	3,629	(6,373)
Changes in operating assets and operating liabilities:
• Decrease in current investments	9,460	6,316
• Increase in receivables from sales and leases	(1,697)	(952)
• Increase in other receivables	(1,141)	(1,586)
• Increase in inventory	(219)	(3,205)
• Increase (Decrease) in taxes payable, salaries and social security payable and customer advances	2,647	(114)
• (Decrease) Increase in trade accounts payable	(507)	940
• Increase in accrued interest	1,401	3,520
• Increase (decrease) in other liabilities	1,864	(4,817)

Net cash provided by (used in) operating activities	2,525	(15,652)

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease from equity interest in subsidiary companies	481	402
• Increase interest in subsidiary companies	(211)	(1,175)
• Purchase of shares Canteras Natal Crespo S.A.	(4,232)	—
• Purchase of shares of Alto Palermo S.A.	(4,149)	(16,698)
• Purchase of Alto Palermo S. A. Convertible Note	—	(19,839)
• Loan granted to related parties	(1,000)	—
• Purchase and improvements of undeveloped parcels of lands	(69)	(254)
• Purchase and improvements of fixed assets	(718)	(330)
• Dividends collected	17,794	8,288
• Cash from merger	20	—

Net cash provided by (used in) investing activities	7,916	(29,606)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in loans	42	18,002
• Repayment of debt	(18,616)	—
• Decrease in payable mortgages	(17,574)	—
• Cash received for settlement of swap agreement	1,190	—
• Loans granted by controlled subsidiary	—	114
• Issuance of common stock (exercise of options)	15,850	21,336

Net cash (used in) provided by financing activities	(19,108)	39,452

NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,667)	(5,806)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

Unaudited Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

In thousand of pesos (Note 1)

	December 31, 2005	December 31, 2004
Supplemental cash flow information

• Interest paid	11,407	13,310

Non-cash activities:

• Increase in inventories through a decrease in fixed assets	1,422	1,404
• Increase in fixed assets through a decrease in inventories	—	123
• Increase in undeveloped parcels of lands through a decrease in fixed assets	1,626	—
• Conversion of negotiable obligations into shares	4,291	2,623
• Conversion of negotiable obligations of APSA	—	3,676
• Increase in non – current investment through a decrease in other receivables	118	—
• Decrease in non – current investment through an increase in other receivables	22,173	—
• Decrease in non – current investment through a decrease in other liabilities	6,250	—

	December 31, 2005	December 31, 2004
Acquisition of subsidiary companies (by merger)

• Cash and banks	20	—
• Others receivables	1,503	—
• Inventories	57,223	—
• Investments	37,718	—
• Trade accounts payable	(3)	—
• Customers advances	(6,377)	—
• Taxes payable	(12,221)	—
• Other liabilities (includes Ps. 24,809 payable to IRSA Inversiones y Representaciones Sociedad Anónima)	(30,078)	—

Net value of the acquired assets	47,785	—

• Equity value before the acquisition (includes the higher value of incorporated inventories of Ps.99)	(47,785)	—
• Cash and banks acquired	20	—

	20	—

Eduardo Sergio Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the six-month periods beginning on July 1, 2005 and 2004 and ended December, 2005 and 2004

Amounts expressed in thousand

NOTE 1: ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1. Preparation and presentation of financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The Unaudited Financial statements corresponding to the six-month economic periods ended December 31, 2005 and 2004 have not been audited yet. The management believes they include all necessary settlements to reasonably show the results of each period.

Results for the six-month economic periods ended December 31, 2005 and 2004 do not necessarily reflect the portion of the company’s result for such complete years.

Consolidation of profesional accounting standars

On August 10, 2005, through Resolution CD N° 93/205, the Professional Council in Economic Sciences of the City of Buenos Aires (CPCECABA) approved the consolidation of the professional accounting of its jurisdiction with those issued by the Argentine Federation of Professional Councils in Economics Sciences of the city of Buenos Aires (FACPCE). To such extend, Technical Resolution 6, 7, 8, 9, 11, 14, 15, 16, 17, 18, 21, and 22 of the FACPCE are to be applied on a mandatory basis in the city of Buenos Aires, with the changes made by such entity up to April 1, 2005.

The standards adopted will become effective for the Company for complete exercise and non-complete exercise on January 1, 2006 (date of beginning of the next fiscal period) the principal change arising from the consolidation of the accounting standards is related to the treatment given to the adjustment for inflation in the calculation of the deferred tax, which can be taken as a temporary difference, according to the Company’s criteria.

On December 29, 2005, through Resolution N° 485 and 487, the National Securities Commision (CNV) adopted with certain changes the standards of the C.P.C.E.C.A.B.A.

The adjustment for the inflation is currently considered as a permanent difference in the calculation of the deferred tax. The Company is currently analyzing if it will change said accounting criteria and will report to the controlling authorities the decision before March 31, 2006.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.2. Use of estimates

The preparation of unaudited financial statements requires management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited financial statements, and the reported amounts of revenues and expenses for the period. Company’s Management makes estimates for example when accounting for allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions made at the date of these unaudited financial statements.

1.3. Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the unaudited financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the unaudited financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the unaudited financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the unaudited financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4. Comparative information

Balance sheet items at June 30, 2005 shown in these unaudited consolidated financial statements for comparative purposes arise from the audited annual consolidated financial statements corresponding to the year then ended.

The balances at December 31, 2005 of the Statements of Income, Changes in Shareholders’ Equity and Cash Flows are disclosed in comparative format with the same period of the previous fiscal year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5.	Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation.

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realization value.

d.	Mortgages and lease receivables and trade accounts payable

Mortgages and lease receivables and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and liabilities

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f.	Other receivables and payables

Sundry current assets and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period.

Sundry receivables and payables (asset tax, value added tax, deposits in guarantee, and accounts receivable in trust) disclosed under other current and other non-current receivables and payables, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5.	(Continued)

f.	(Continued)

not in accordance with current accounting standards in effect in the Autonomous City of Buenos Aires, which require those balances to be discounted. However, the effect resulting from this difference has not had a material impact on the unaudited financial statements.

Liabilities in kind:

The Company records a liability in kind corresponding to an obligation to deliver units to be built in relation to the “San Martín de Tours” property. This liability was valued at the higher of amounts received or the estimated cost of building of the units plus additional costs to transfer the assets to the creditor, and is shown as a current liability under “Mortgages payable”.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated net realizable value, whichever is lower. The Company maintains allowances for impairment of certain inventories for those ones which market value is lower than cost (See Exhibit E). Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. During the period ended December 31, 2005 and the fiscal year June 30, 2005 interest costs of the property called “San Martín de Tours” were capitalized for Ps. 222 and Ps. 418, respectively.

Inventories on which advance payments that establish price and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income is valued at the net realization value. Profits arising from such valuation are shown in the “Gain from valuation of inventories at fair market value” caption of the Statement of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5.	(Continued)

h.	(Continued)

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period.

Credits in kind:

The units relating to the buildings called “Edificios Cruceros” and “Dique III” have been valued according to the accounting measuring standards corresponding to inventories receivable and there have been disclosed under “Inventories”.

i.	Non -current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period.

•	Investments in subsidiaries and related companies:

Non-current investments in subsidiaries and related companies detailed in Exhibit C, have been valued by using the equity method of accounting based on the unaudited financial statements at December 31, 2005 issued by them with the exception of the investment in Banco Hipotecario S.A. as mentioned below. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies assignable to the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A. and the related company, Banco Hipotecario S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5.	(Continued)

i.	(Continued)

The Company has an important investment in Banco Hipotecario S.A.. This investment is valued according to the equity method due to the significant influence of the economic group on the decisions of Banco Hipotecario S.A., and to the intention of keeping said investment on a permanent basis. As of December 31, 2005, the equity value was applied on interim figures as at the time that these financial statements were issued Banco Hipotecario S.A. had not concluded the issuance process and approval of its financial statements.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Certificates of participation in IRSA financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower. The Company maintains allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E).

Land and land improvements are transferred to inventories when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5.	(Continued)

j.	Fixed assets

Fixed assets comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period.

•	Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period. The Company capitalizes accrued interest costs on indebtedness associated with long-term construction projects. However, as of December 31, 2005 and the fiscal year ended June 30, 2005 no interest costs were capitalized, as the Company considered that there are no work in progress.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the statement of income.

•	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the periods ended December 31, 2005 and fiscal year ended June 30, 2005, were not material. These costs are being amortized on a straight-line basis over a period of 3 years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5.	(Continued)

j.	(Continued)

•	Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	5
Machinery, equipment and computer equipment	3
Vehicles	5

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Deferred financing cost

Expenses incurred in connection with the issuance of negotiable obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the statements of income as a greater financing expense.

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 14).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5.	(Continued)

m.	(Continued)

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

Since it is unlikely that future taxable income will fully absorb tax loss carry forwards, the Company has recorded an impairment on a portion of that credit.

n.	Asset tax

The Company calculates asset tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if asset tax exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At December 31, 2005, the Company has estimated the asset tax, recognizing under “Other receivables” (non-current) the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensing the remaining balance.

o.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

For impairment of assets: the Company regularly assess its non-current assets for recoverability whenever there is an indication that the carrying amount of an asset may exceed its recoverable value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5.	(Continued)

o.	(Continued)

In such cases, for rental properties, the Company first makes a comparison between the asset carrying amount and its undiscounted value in use. If, as a result of that comparison, the carrying amount of an asset exceeds its value in use, in order to measure the loss impairment, a second comparison is made with the higher of discounted value in use and market value (recoverable value). Value in use is determined based on estimated future cash flows. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company will record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the six-month period ended December 31, 2005 fiscal year ended June 30, 2005 are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a significant effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

p.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5.	(Continued)

p.	(Continued)

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

q.	Results for the period

The results for the period are shown as follows:

Amounts included in Income Statement are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution 21.

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 210 and Ps. 151 for the six months periods ended December 31, 2005 and 2004, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t.	Derivative financial instruments

The Company has entered into an interest rate swap agreement in order to hedge the risks of fluctuation in interest rates related to its financial debt which accrues interest at variable rate. See Note 16 for details.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 1: (Continued)

1.5.	(Continued)

u.	Revenue recognition

u.1. Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated;
•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;
•	the Company’s receivable is not subject to future subordination; and
•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2. Leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

w.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

x.	Vacation expenses

Vacation expenses are fully accrued in the period in which the employee renders services in order to be able to take such vacation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 2: CASH AND BANKS

The breakdown for this item is as follows:

	December 31, 2005	June 30, 2005
Cash in local currency	24	31
Cash in foreign currency	36	229
Banks in local currency	111	64
Banks in foreign currency	1,725	500
Special current accounts	1	1
Foreign accounts	4,699	37,823
Checks to be deposited	72	134

	6,668	38,782

NOTE 3: MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	December 31, 2005		June 30, 2005
	Current	Non- current	Current	Non- current
Mortgages and leases receivables	1,447	692	1,033	35
Debtors under legal proceedings and past due debts	1,850	—	1,708	—
Related parties (Note 10.a.)	1,819	—	1,355	—
Less:
Allowance for doubtful accounts (Exhibit E)	(564)	—	(575)	—

	4,552	692	3,521	35

Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 4: OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	December 31, 2005		June 30, 2005
	Current	Non- current	Current	Non- current
Asset tax (Note 1.5.n.)	—	25,282	—	22,669
Value added tax	3,590	4,311	3,031	4,219
Related parties (Note 10.a.)	1,077	34	172	42
Prepaid expenses	243	—	440	—
Guarantee of default credit (1)	—	18,001	—	17,128
Trust accounts receivable	—	361	—	361
Present value	—	(1,103)	—	(952)
Deferred income tax (Note 14)	—	37,795	—	49,931
Tax on personal assets to be recovered	5,222	—	5,326	—
Allowance for tax on personal asset (Exhibit E)	(5,222)	—	(5,326)	—
Other	499	122	399	119

	5,409	84,803	4,042	93,517

(1)	See Note 15 to the unaudited financial statements and Note 16 to the unaudited consolidated financial statements.

NOTE 5: INVENTORIES

The breakdown for this item is as follows:

	December 31, 2005		June 30, 2005
	Current	Non- current	Current	Non- current
Receivable from Barter transaction of “Edificios Cruceros” (1)	12,467	—	8,141	—
San Martin de Tours	13,558	—	11,743	—
Dock 13	1,605	—	1,605	—
Dorrego 1916	13	—	13	—
Minetti D (2)	65	—	65	—
Torres Jardin (2)	468	—	468	—
V. Celina	43	—	43	—
Abril / Baldovinos (2)	42	64	79	201
Dique III	25,142	9,776	—	—
Receivable from Barter transaction of “Dique III” (1)	—	22,861	—	—

	53,403	32,701	22,157	201

(1)	Secured by first degree mortgage in favor of the Company.
(2)	The values recorded are disclosed net of the effect of the allowance for impairment, as detailed in Exhibit E of Ps. 1,021 (Abril / Baldovinos Ps. 407, Stores Ps. 603, Mineti D Ps. 7 and Torres Jardin III Ps. 4).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 6: MORTGAGE PAYABLES

The breakdown for this item is as follows:

	December 31, 2005		June 30, 2005
	Current	Non- current	Current	Non- current
Mortgage payable - San Martin de Tours (Note 12)	3,432	—	2,935	—
Mortgage payable - Bouchard 710 (Note 12) (1)	13,946	21,894	22,527	27,627

	17,378	21,894	25,462	27,627

(1)	On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 422. Also on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 equal, mensual and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%). As of December 31, 2005 the company cancelled five principal installments for an amount of US$ 1,805 remaining the balance of principal amounts to US$ 11,820.

NOTE 7: SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	December 31, 2005		June 30, 2005
	Current	Non- current	Current	Non- Current
Bank loans (1)	6,973	47,510	6,641	48,557
Bank loans - Accrued interest (1)	445	6,926	353	5,987
Negotiable Obligations – 2009 principal amount (2)	11,334	77,214	10,792	78,917
Negotiable Obligations - 2009 accrued interest (2)	722	11,279	572	9,753
Convertible Negotiable Obligations - 2007 (3)	1,766	172,188	1,726	168,059
Other financial loans (4)	41	—	9,787	—

	21,281	315,117	29,871	311,273

(1)	Corresponds to an unsecured loan for a total amount of US$ 51 million, which falls due on 20 November 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company settled four first installments amounting to US$ 2.3 million. Therefore, at December 31, 2005 the balance of principal amounts to US$ 17.9 million which matches the US$ 20.7 million discounted considering a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

On October 24, 2005, IRSA made a settlement offer of its debt, for up to 85% of the residual nominal value. Such offer was not accepted by the holders.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 7: (Continued)

(2)	Corresponds to Negotiable Obligations secured by the assets described in Note 12.b. for US$ 37.4 million, which mature on 20 November 2009 with partial periodic amortization, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. At this date, the Company settled four first installments amounting to US$ 3.7 million. Consequently, at December 31, 2005 the Company recorded a total balance of US$ 29.2 million, which corresponds to US$ 33.6 million discounted at a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

On October 24, 2005, IRSA made a settlement offer of its debt, for up to 85% of the residual nominal value. Such offer was not accepted by the holders.

(3)	According to Note 13, these relate to convertible negotiable obligations (CNB) issued for a total amount of US$ 100 million, which at period end amounted to US$ 56.9 million, net of issue expenses amounting to Ps. 0.6 million. Part of convertible negotiable obligations are held by shareholders and related parties. (See Note 10).

(4)	Corresponds to bank overdrafts mainly with Bank Boston.

NOTE 8: OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2005		June 30, 2005
	Current	Non- Current	Current	Non- current
Related parties (Note 10.a.)	21,626	—	19,281	5
Guarantee deposits	1,153	638	656	1,047
Provision for lawsuits (Exhibit E)	264	—	290	—
Directors’ fees provision (Note 10.a.)	3,670	—	5,361	—
Directors’ fees prepayments (Note 10.a.)	(180)	—	(3,327)	—
Directors’ guarantee deposits (Note 10.a.)	—	8	—	8
Administration and Reserve Fund	118	—	118	—
Trust account payables	92	—	92	—
Present value	—	(3)	—	(4)
Other	337	—	324	—

	27,152	643	22,795	1,056

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 9: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2005	December 31, 2004
Other income:
Results from sale of fixed assets	—	6
Other	327	125

	327	131

Other expenses:
Unrecoverable VAT	(598)	(207)
Donations	(180)	(90)
Debit and credit tax	(385)	(354)
Lawsuits	(8)	(15)
Tax on shareholders’ personal assets	(3,150)	(3,255)
Other	—	(30)

	(4,321)	(3,951)

Total other income and expenses, net	(3,994)	(3,820)

NOTE 10: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	The balances as of December 31, 2005 and June 30, 2005, with subsidiaries, shareholders, affiliated and related companies are as follows:

	December 31, 2005	June 30, 2005
Alto Palermo S.A. (APSA) (1)
Current mortgages and leases receivables	561	470
Other current receivables and prepaid expenses	19	79
Current investments	100,580	4,117
Non-current investments	—	91,628
Current accounts payable	931	154
Other current liabilities	20	20

Altocity.Com S.A. (3)
Current mortgages and leases receivables	21	10
Current accounts payable	7	11

Baldovinos S.A. (1)
Current mortgages and leases receivables	4	8
Current accounts payable	4	472

Banco Hipotecario S.A. (3)
Current investments	591	681

Banco de Crédito y Securituización S.A. (3)
Current mortgages and leases receivables	14	—

Buenos Aires Trade and Finance Center S.A. (5)
Other current liabilities	—	6,239

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 10: (Continued)

a. (Continued)

	December 31, 2005	June 30, 2005
Consultores Assets Management S.A. (4)
Current mortgages and leases receivables	37	25

Cresud S.A.C.I.F. y A (2)
Current mortgages and leases receivables	171	51
Other current receivables and prepaid expenses	10	—
Current accounts payable	40	7
Short-term debt - Negotiable Obligations	1,021	1,078
Long -term debt - Negotiable Obligations	99,929	105,488

ECIPSA Holding S.A. (4)
Other current liabilities	24	—

Dolphin Fund PLC (4)
Current investment	8,286	8,776

Hoteles Argentinos S.A. (1)
Other current liabilities	2,880	—

Inversora Bolívar S.A. (1)
Current mortgages and leases receivables	791	697
Other current receivables and prepaid expenses	—	49
Current accounts payable	12	9

Llao Llao Resorts S.A. (1)
Current mortgages and leases receivables	1	1
Other current receivables and prepaid expenses	1,003	—
Current accounts payable	1	—
Others current liabilities	5	—
Others non-current liabilities	—	5

Nuevas Fronteras S.A. (1)
Current accounts payable	1	2

Advances to employees (4)
Managers, Directors and other Staff of the Company – Current	45	44
Managers, Directors and other Staff of the Company – Non-current	34	42

Red Alternativa S.A. (3)
Current mortgages and leases receivables	—	9

Ritelco S.A. (1)
Other current liabilities	18,697	13,022

Tarshop S.A. (1)
Current mortgages and leases receivables	214	84

Estudio Zang, Bergel & Viñes (4)
Current accounts payable	—	71

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 10: (Continued)

a. (Continued)

Directors (4)
Current mortages and leases receivables	5	—
Other current liabilities	3,562	2,034
Other non-current liabilities	8	8

(1)	Subsidiary (direct or indirect).
(2)	Shareholder.
(3)	Affiliated (direct or indirect).
(4)	Related party
(5)	Merged with effect after December 1st , 2005. ( See Note 19)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 10: (Continued)

b.	Results on subsidiary, shareholder, affiliated and related companies during the six-month periods ended December 31, 2005 and 2004 are as follows:

	Year	Sales and service fees	Leases earned	Holding results	Leases lost	Interest Earned	Fees	Donations	Interest Lost
Related parties
Alto Palermo S.A. (APSA)	2005	—	—	—	—	9,393	—	—	—
	2004	—	—	—	—	5,552	—	—	—
Altocity.Com S.A.	2005	—	—	—	—	—	—	—	—
	2004	19	19	—	—	—	—	—	—
Alternativa Gratis S.A.	2005	—	—	—	—	—	—	—	—
	2004	19	—	—	—	—	—	—	—
Cresud S.A.C.I.F. y A.	2005	—	—	—	—	—	—	—	4,361
	2004	141	—	—	—	—	—	—	5,473
Red Alternativa S.A.	2005	—	—		—	—	—	—	—
	2004	13	88	—	—	—	—	—	—
Tarshop S.A.	2005	—	121	—	—	8	—	—	—
	2004	41	35	—	—	—	—	—	—
Dolphin Fund PLC	2005	—	—	(911)	—	—	—	—	—
	2004	—	—	2,390	—	—	—	—	—
Abril S.A.	2005	9	—	—	—	—	—	—	—
	2004	11	—	—	—	—	—	—	—
Llao Llao Resorts S.A.	2005	68	31	—	—	3	—	—	—
	2004	—	31	—	—	—	—	—	—
Inversora Bolívar S.A.	2005	867	—	—	105	—	—	—	—
	2004	601	84	—	156	—	—	—	—
Shopping Alto Palermo S.A.	2005	—	—	—	—	—	—	—	—
	2004	—	—	—	—	105	—	—	3
Banco Hipotecario S.A.	2005	—	—	(13)	—	—	—	—	—
	2004	—	—	—	—	—	—	—	—
Buenos Aires Trade and Finance Center S.A.	2005	—	—	—	—	372	—	—	28
	2004	—	—	—	—	—	—	—	—
Ritelco S.A.	2005	—	—	—	—	—	—	—	287
	2004	—	—	—	—	—	—	—	14
Advances to employees	2005	—	—	—	—	4	—	—	—
	2004	—	—	—	—	2	—	—	—
Fundación IRSA	2005	—	—	—	—	—	—	11	—
	2004	—	—	—	—	—	—	22	—
Estudio Zang, Bergel & Viñes	2005	—	—	—	—	—	310	—	—
	2004	—	—	—	—	—	291	—	—

Total 2005		944	152	(924)	105	9,780	310	11	4,676

Total 2004		845	257	2,390	156	5,659	291	22	5,490

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 10: (Continued)

c.	The composition of net gain in related companies is as follows:

	December 31, 2005	December 31, 2004
Gain on equity investments	45,405	77,680
Amortization of goodwill and lower/higher values	1,631	1,193
Tax on dividends from APSA	—	(1,874)

	47,036	76,999

NOTE 11: COMMON STOCK

a.	Common stock

As of December 31, 2005, IRSA’s common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors’ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors’ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors’ Meeting (1)	08.22.2003	Pending
Shares issued for cash	27	Board of Directors’ Meeting (1)	08.22.2003	Pending
Shares issued for cash	918	Board of Directors’ Meeting (1)	12.31.2003	Pending
Shares issued for cash	22	Board of Directors’ Meeting (1)	12.31.2003	Pending
Shares issued for cash	92	Board of Directors’ Meeting (1)	12.31.2003	Pending
Shares issued for cash	6,742	Board of Directors’ Meeting (1)	12.31.2003	Pending
Shares issued for cash	662	Board of Directors’ Meeting (1)	12.31.2003	Pending
Shares issued for cash	46	Board of Directors’ Meeting (1)	12.31.2003	Pending
Shares issued for cash	26	Board of Directors’ Meeting (1)	12.31.2003	Pending
Shares issued for cash	77	Board of Directors’ Meeting (1)	12.31.2003	Pending
Shares issued for cash	8,493	Board of Directors’ Meeting (2)	12.31.2003	Pending
Shares issued for cash	23	Board of Directors’ Meeting (1)	03.31.2004	Pending
Shares issued for cash	6	Board of Directors’ Meeting (1)	03.31.2004	Pending
Shares issued for cash	1,224	Board of Directors’ Meeting (1)	03.31.2004	Pending
Shares issued for cash	999	Board of Directors’ Meeting (1)	03.31.2004	Pending
Shares issued for cash	1	Board of Directors’ Meeting (1)	03.31.2004	Pending
Shares issued for cash	968	Board of Directors’ Meeting (1)	03.31.2004	Pending
Shares issued for cash	4	Board of Directors’ Meeting (1)	03.31.2004	Pending
Shares issued for cash	1,193	Board of Directors’ Meeting (1)	03.31.2004	Pending
Shares issued for cash	512	Board of Directors’ Meeting (1)	03.31.2004	Pending
Shares issued for cash	20	Board of Directors’ Meeting (1)	03.31.2004	Pending
Shares issued for cash	4,013	Board of Directors’ Meeting (2)	03.31.2004	Pending
Shares issued for cash	275	Board of Directors’ Meeting (1)	06.30.2004	Pending
Shares issued for cash	9,175	Board of Directors’ Meeting (1)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors’ Meeting (1)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors’ Meeting (2)	06.30.2004	Pending
Shares issued for cash	9,450	Board of Directors’ Meeting (2)	09.30.2004	Pending
Shares issued for cash	4	Board of Directors’ Meeting (1)	12.31.2004	Pending
Shares issued for cash	229	Board of Directors’ Meeting (1)	12.31.2004	Pending
Shares issued for cash	688	Board of Directors’ Meeting (1)	12.31.2004	Pending

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 11: (Continued)

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	45	Board of Directors’ Meeting (1)	12.31.2004	Pending
Shares issued for cash	46	Board of Directors’ Meeting (1)	12.31.2004	Pending
Shares issued for cash	363	Board of Directors’ Meeting (1)	12.31.2004	Pending
Shares issued for cash	249	Board of Directors’ Meeting (1)	12.31.2004	Pending
Shares issued for cash	1,643	Board of Directors’ Meeting (2)	12.31.2004	Pending
Shares issued for cash	18	Board of Directors’ Meeting (1)	03.31.2005	Pending
Shares issued for cash	18	Board of Directors’ Meeting (1)	03.31.2005	Pending
Shares issued for cash	2,294	Board of Directors’ Meeting (1)	03.31.2005	Pending
Shares issued for cash	139	Board of Directors’ Meeting (1)	03.31.2005	Pending
Shares issued for cash	9,496	Board of Directors’ Meeting (1)	03.31.2005	Pending
Shares issued for cash	11	Board of Directors’ Meeting (1)	03.31.2005	Pending
Shares issued for cash	917	Board of Directors’ Meeting (1)	03.31.2005	Pending
Shares issued for cash	128	Board of Directors’ Meeting (1)	03.31.2005	Pending
Shares issued for cash	38	Board of Directors’ Meeting (1)	03.31.2005	Pending
Shares issued for cash	2,340	Board of Directors’ Meeting (1)	03.31.2005	Pending
Shares issued for cash	9,174	Board of Directors’ Meeting (1)	03.31.2005	Pending
Shares issued for cash	16,457	Board of Directors’ Meeting (1)	03.31.2005	Pending
Shares issued for cash	37	Board of Directors’ Meeting (1)	03.31.2005	Pending
Shares issued for cash	749	Board of Directors’ Meeting (1)	03.31.2005	Pending
Shares issued for cash	35,037	Board of Directors’ Meeting (2)	03.31.2005	Pending
Shares issued for cash	53	Board of Directors’ Meeting (1)	06.30.2005	Pending
Shares issued for cash	8,927	Board of Directors’ Meeting (1)	06.30.2005	Pending
Shares issued for cash	6	Board of Directors’ Meeting (1)	06.30.2005	Pending
Shares issued for cash	22	Board of Directors’ Meeting (1)	06.30.2005	Pending
Shares issued for cash	9,886	Board of Directors’ Meeting (2)	06.30.2005	Pending
Shares issued for cash	820	Board of Directors’ Meeting (1)	09.30.2005	Pending
Shares issued for cash	2	Board of Directors’ Meeting (1)	09.30.2005	Pending
Shares issued for cash	1,284	Board of Directors’ Meeting (1)	09.30.2005	Pending
Shares issued for cash	95	Board of Directors’ Meeting (1)	09.30.2005	Pending
Shares issued for cash	354	Board of Directors’ Meeting (1)	09.30.2005	Pending
Shares issued for cash	183	Board of Directors’ Meeting (1)	09.30.2005	Pending
Shares issued for cash	8,443	Board of Directors’ Meeting (2)	09.30.2005	Pending

	368,448

(1)	Conversion of negotiable obligations mentioned in Note 13.
(2)	Exercise of options mentioned in Note 13.

b.	Treasury stock

The Company repurchases outstanding common shares when it considers that their price is undervalued on the market. However, during the period ended December 31, 2005 and the fiscal year ended June 30, 2005 no treasury shares were bought.

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 12: RESTRICTED ASSETS

a.	The Labor Court N° 55 decided the distress of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is co-defendant, pending in court No. 55.

b.	The Company has mortgaged the following real estate: 13 functional units at Libertador 498, 71 supplementary units at Laminar Plaza and 19 supplementary units at Dique IV, in connection with the secured negotiable obligations referred to in Note 7.2..

c.	The Company has a first grade mortgage on the property identified as “San Martín de Tours” amounting to US$ 750, as performance bond for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A. (See valuation criteria in Note 1.5.f.)

d.	The Company has a first mortgage on the property identified as “Bouchard 710” amounting to US$ 13,625, as guarantee of the amount owed for the purchase of the referred building which matures on May 26, 2008.

NOTE 13: CONVERTIBLE NEGOTIABLE OBLIGATIONS INTO COMMON SHARES

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Common Shares of the company (“ONC”) for up to a face value of US$ 100,000 (one hundred million dollars), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per year, payable semi-annually in arrears.

b)	Approving a subscription option for the ONC holders to subscribe common shares of the company at 1 (one) share per Ps.1 (one peso) of ONC face value, paying in cash Ps.1 (pesos one) as subscription price, during 15 days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

d)	Amending Article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article nine (9) of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14,316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$ 100,000 of securities consisting of negotiable obligations convertible into common shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 common shares (warrants).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 13: (Continued)

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Obligations and the exercise price of the warrants in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Obligations fell from US$ 0.5571 to US$ 0.54505 and the exercise price of the warrants dropped from US$ 0.6686 to US$ 0.6541. Said adjustment came into force as from December 20, 2002.

The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.8347 shares (0.1835 GDS) and has an option to purchase the same number of shares at the exercise price set for the warrant.

Convertible Negotiable Obligations and options will fall due on November 14, 2007.

Convertible negotiable obligations were underwritten in full and were paid in cash and the proceeds used to restructure or partially settle the Company’s financial debt at the time of such subscription. Consequently, Note 7 to the unaudited financial statements shows the Company’s financial debt after the restructuring and placement mentioned above.

As of December 31, 2005, certain holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$ 43 million, giving rise to the issuance of 78,933,910 common shares of Ps. 1 par value each as disclosed in Note 11.

Furthermore, as of December 31, 2005, 42,245,529 options to subscribe Company shares amounting to US$ 50.7 million had been exercised, which gave rise to the issuance of 77,514,700 common shares of Ps. 1 par value each, as mentioned in Note 11.

The total outstanding balance of Convertible Negotiable Obligations at December, 2005 is US$ 56,981.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 14: INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Balances incorporated by merger	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities
Investments	(8,170)	—	(725)	(8,895)
Mortgages and leases receivables, net	(174)	—	(7)	(181)
Other receivables and prepaid expenses	326	(6,742)	37	(6,379)
Inventories	2,525	(6,947)	(1,350)	(5,772)
Fixed assets	(3,108)	—	(636)	(3,744)
Tax loss carry forwards	94,573	1,553	5,270	101,396
Short and long terms debts	3,606	—	(1,867)	1,739
Mortgage payables	269	—	136	405
Other liabilities	2,267	—	(640)	1,627
Allowances and reserves	101	—	(9)	92
Allowances for deferred assets	(42,284)	—	(209)	(42,493)

Total non-current	49,931	(12,136)	—	37,795

Total net deferred assets	49,931	(12,136)	—	37,795

Net assets at the end of the period derived from the information included in the above table amount to Ps. 37,795.

Deferred tax assets have been impaired in the portion estimated not to be recoverable based on projections of results for future years.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting profit for the year ended December 31, 2005 and 2004, respectively:

Items	12.31.05 Ps.	12.31.04 Ps.
Net income for the period (before income tax)	30,773	58,205
Current income tax rate	35%	35%

Net income for the period at the tax rate	10,771	20,372
Permanent differences at the tax rate:
- Restatement into constant currency	4,716	2,388
- Donations	66	32
- Equity gain from related parties	(16,463)	(26,950)
- Holding result on Participation Certificates (Trust).	(401)	(437)
- Tax on personal assets	1,102	1,139
- Allowance on deferred assets	209	3,456

Total income tax charge for the period	—	—

Difference	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 14: (Continued)

Unexpired income tax loss carry forwards pending use at the end of the period amount to Ps. 289,708 according to the following detail:

Generated in	Amount Ps.	Year of expiration
2001	549	2006
2002	206,062	2007
2003	259	2008
2004	32,347	2009
2005	28,840	2010
2006	21,651	2011

Total tax loss carry forward	289,708

NOTE 15: “CREDIT DEFAULT SWAP” CONTRACT WITH CREDIT SUISSE FIRST BOSTON

On June 2, 2005 a contract called “Credit Default Swap” was entered into with Credit Suisse First Boston by which the Company is committed to acquire in specific circumstances for US$ 10.0 million, a loan with a mortgage guarantee on an office building in the City of Buenos Aires. This loan has a nominal value of US$ 12,812, such entity being the creditor. To guarantee the fulfillment of said contract, the Company granted the amount of US$ 4.0 million. If the debtor of such loan does not pay interest to Credit Suisse First Boston, the Company should pay quarterly interest at a LIBO rate added 450 basic points on a principal amount of US$ 6.0 million. Under such contract, on September 30, 2005 and December 31, 2005 the Company made a payment of US$ 126 and US$ 129 respectively.

NOTE 16: SWAP OF INTEREST RATES WITH DEUTSCHE BANK AG

The Company had agreed with the Deutsche Bank AG on June 16, 2005 two LIBO rate swap arrangements aiming at covering the risk of increased interest rates that the Company has to pay on the unsecured loan and the non-convertible secured negotiable obligations (both to be due in November 2009, which at June 30, 2005 had a capital balance of US$ 21,850 and US$ 35,511 respectively, and which accrue a variable interest rate equivalent to the three month LIBO rate added 200 basic points).

By means of both contracts, the Company had committed to pay every three months to the Deutsche Bank AG fund flows calculated on the basis of a fixed rate of 4.27% on the balances of each debt. In turn, the Company will receive quarterly payments calculated on the basis of the three-month LIBO rate on balances established at the beginning of each quarter.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 16: (Continued)

The purpose of such swap arrangements was to fully cover the risk of interest rates of the above-mentioned debts. The amortization scheme, the dates for payment of interest and capital, the dates for determining interest rates, the referential index for calculating interests and the calculation basis for the interest agreed in both swap contracts totally coincided with the issuance conditions of each one of the mentioned liabilities.

On October 24, 2005 the Company fully cancelled in advance both swap arrangements. Due to the increase shown by the temporary structure of the interest rates, a total income of US$ 402 was obtained for such cancellations.

NOTE 17: SHARE ACQUISITION IN CANTERAS NATAL CRESPO S.A.

During the six-month period ended December 31, 2005 the Company acquired to Ecipsa Holding S.A. (ECIPSA), 43.00% of the shares of Canteras Natal Crespo S.A. Such shares have equal percentage of votes. The total amount agreed for such purchase was US$ 1,475.

Additionally, in accordance with the contracts signed by the Company, it has the obligation to buy and ECIPSA has the obligation to sell 50% of the additional shares of Canteras Natal Crespo S.A. that ECIPSA will acquire in the future to the remaining shareholders. The agreed price was US$ 11.35 per share. ECIPSA holds 43% of such company. In case that ECIPSA acquires the remaining holding of 14.00%, the Company will have to pay US$ 238 for an additional holding of 7.00%

Canteras Natal Crespo S.A. is a company located in the Province of Cordoba. The main activity of Canteras Natal Crespo S.A. is the development of own or third parties’ plots, countries, sale or rent of plots of land, sale of arids, real estate and house-building.

NOTE 18: SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On August 9, 2005, the Company sold 2,305,122 shares of Banco Hipotecario S.A to Buenos Aires Trade and Finance Center S.A. (subsidiary in which the Company has an interest of 100%) in a total amount of US$ 10,540 (equivalent to a market value of US$ 4.57 per share) representing Ps. 30,281. For the sale of these shares the Company recognized a gain of Ps. 1,845 included in Financial gain in the Income Statement.

As explained in Note 19, as of December 31, 2005 the Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. Consequently, as of period-end, the total shareholding in Banco Hipotecario is 10,141,015.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 19: MERGER PROCEDURES TO TAKE-OVER BUENOS AIRES TRADE AND FINANCE CENTER S.A.

The Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. The previous merger agreement was subscribed on September 21, 2005 and became effective on October 1, 2005. Consequently, as from October 1, 2005 rights and obligations were unified, and as from December 1, 2005 both companies’ accountings were consolidated.

The control authorities have still to approve the merger procedure.

NOTE 20: DIQUE III : BARTER, OPTION CONTRACT AND PRELIMINARY SALE CONTRACT

On September 7, 2004, Buenos Aires Trade & Finance Center S.A. (subsidiary company) and DYPSA, Desarrollos y Proyectos Sociedad Anónima signed a barter and option contract whereby DYPSA proposed to acquire plots 1c) and 1e) belonging to the Company valued at US$ 8,030 and US$ 10,800, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lots and individual storage spaces. As consideration for the exchange of plot 1c), DYPSA agreed to deliver housing units, parking lots and storage spaces within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the first building.

Furthermore, DYPSA has an option to acquire plot 1e) mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. In this case, DYPSA agreed to deliver within a maximum term of 36 months housing units, individual storage spaces and parking lots representing in the aggregate 31.50% of the housing unit area built in the second building.

These barter transactions were subject to the approval of the project by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably at the closing of the period as of December 31, 2004.

On November 25, 2004 the deed of conveyance of title of the lot 1c) in favor of DYPSA was signed, establishing the consideration in kind and at the same time the option to acquire in barter lot 1e) by such company as explained in the first paragraph of this Note. In guarantee of this transaction, DYPSA set up a first degree mortgage for US$ 8,030 on lot 1c).

The option to exchange lot 1e) is subject to the construction of the 13th floor of the building to be constructed on lot 1c).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Contd.)

NOTE 20: (Continued)

On May 18, 2005 Buenos Aires Trade & Finance Center S.A. approved the offer of DYPSA, Desarrollos y Proyectos Sociedad Anónima, made during such period and signed the preliminary sales contract for the plot of parcel 1d), owned by said company. The amount of US$ 2,150 was delivered and DYPSA will pay the balance of US$ 6,350 at the time of signing the pertinent deed and subsequent transfer of property, which is scheduled for November 17, 2005.

On November 11, 2005, the date of the deed for final transfer was postponed to December 22, 2005. On December 15, 2005 the deed was newly extended to January 11, 2006.

After several postponements, the deed and final transfer was deferred for March 2, 2006 and it was agreed that DYPSA will pay in advance to the Company the amount of US$ 1,000 (which was deposited in the Company in January 2006), remaining the balance of US$ 5,350 to be paid in the new deed date

Exhibit A

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed Assets, Net

For the six-month period ended December 31, 2005

Compared with the year ended June 30, 2005

In thousand of pesos

						Depreciation
						For the period/year
Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value at period/year end	Accumulated at beginning of year	Increase, deductions And Transfers	Rate %	Amount (1)	Accumulated at period/year end	Allowances for impairment (2)	Net carrying Value as of December 31, 2005	Net carrying value as of June 30, 2005
Furniture and fixtures	1,548	97	—	1,645	1,521	—	20	15	1,536	—	109	27
Machinery, equipment and computer equipment	4,656	443	—	5,099	4,446	(113)	33.33	142	4,475	—	624	210
Leasehold improvements	6,536	10	—	6,546	5,284	—	10	382	5,666	—	880	1,252
Vehicles	130	—	—	130	28	—	20	14	42	—	88	102
Real Estate:
Alsina 934	1,776	—	(1,176)	—	347	(354)	2	7	—	—	—	1,429
Av. de Mayo 595	7,339	—	—	7,339	1,780	—	2	66	1,846	(973)	4,520	4,574
Av. Madero 942	3,277	—	—	3,277	575	—	2	23	598	(299)	2,380	2,401
Bouchard 710	72,459	1	—	72,460	237	—	2	718	955	—	71,505	72,222
Constitución 1111	1,338	—	—	1,338	248	—	2	11	259	(539)	540	545
Constitución 1159	8,762	—	—	8,762	—	—	2	—	—	(7,438)	1,324	1,324
Costeros Dique IV	23,337	—	—	23,337	1,488	—	2	190	1,678	—	21,659	21,849
Dique 2 M10 (1I) Edif. A	21,160	24	—	21,184	1,802	—	2	184	1,986	—	19,198	19,358
Laminar Plaza	33,513	—	—	33,513	2,936	—	2	268	3,204	—	30,309	30,577
Libertador 498	51,152	—	—	51,152	7,845	—	2	410	8,255	—	42,897	43,307
Libertador 602	3,486	—	—	3,486	501	—	2	28	529	—	2,957	2,985
Stores Abril	1	—	—	1	1	—	2	—	1	—	—	—
Madero 1020	2,188	—	—	2,188	340	—	2	18	358	(181)	1,649	1,665
Maipú 1300	52,632	—	—	52,632	8,051	—	2	426	8,477	—	44,155	44,581
Reconquista 823	24,714	—	—	24,714	4,613	—	2	198	4,811	(736)	19,167	19,355
Rivadavia 2768	334	—	—	334	6	—	2	4	10	(162)	162	164
Santa María del Plata	12,109	30	(1626)	10,513	—	—	2	—	—	—	10,513	12,109
Sarmiento 517	485	—	—	485	14	—	2	6	20	(383)	82	84
Suipacha 652	17,010	—	—	17,010	3,977	—	2	144	4,121	(1,266)	11,623	11,749

Total as of December 31, 2005	349,942	605	(3,402)	347,145	46,040	(467)		3,254	48,827	(11,977)	286,341

Total as of June 30, 2005	260,548	94,749	(5,355)	349,942	41,463	(647)		5,224	46,040	(12,033)		291,869

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 56 (Exhibit H)

Exhibit C

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of December 31, 2005 and June 30, 2005

In thousand of pesos

							Issuer’s information (1)
								Last financial statement
Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value as of December 31, 2005	Book value as of June 30, 2005	Main activity	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity	(1) Interest in capital stock
Current Investment
Boden (2)	Ps.	0.001	3,012	0.0020	6	6
Cedro (2)	Ps.	0.001	—	—	—	5
Discounts AR (2)	Ps.	0.001	—	—	—	1,074
Mortgage Bonds (2)	Ps.	0.001	600,172	0.0010	591	681

Total current investments as of December 31, 2005					597

Total current investments as of June 30, 2005						1,766

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

Exhibit C

(Continued)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of December 31, 2005 and June 30, 2005

In thousand of pesos

							Issuer’s information						Interest in Capital Stock (1)
Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value at December 31, 2005	Book value at June 30, 2005	Main activity	Corporate domicile	Last financial statement
									Date	Capital stock (par value)	Income (loss) for the period	Shareholders equity
Non-current investments
Abril S.A.	Common 1 vote	5.000	1,332		(37,805)	(37,537)	Building, development and	Bolívar 108 1° floor Buenos Aires	12.31.05	13,200	(6,816)	44,270	50%
	Irrevoc. Contrib				26,374	26,374	administration of country club
	Higher Inv. Value				14,089	14,089
Pereiraola S.A.I.C.I.F.y A	Common 1 vote	0.001	857,510		1,317	—	Real estate and financing	Bolívar 108 1° floor Buenos Aires	12.31.05	1,715	(57)	2,695	50%
	Irrevoc. Contrib.				30	1,348
	Higher Inv.Value				7,553	7,553
Baldovinos S.A.	Common 1 vote	0.001	5,165,489		4,879	(6,609)	Real estate and building	Bolívar 108 1° floor Buenos Aires	12.31.05	10,332	(104)	10,406	50%
	Irrevoc. Contrib				—	11,564
Palermo Invest S.A.	Common 1 vote	0.001	52,170,000		137,092	135,341	Investment	Bolívar 108 1° floor Buenos Aires	12.31.05	78,251	2,627	205,629	66,67%
	Lower Value				(586)	(592)
	Purchase expenses				496	500
Hoteles Argentinos S.A.	Common 1 vote	0.001	7,909,272		14,696	13,044	Hotel operations	Av. Córdoba 680 Buenos Aires	12.31.05	9,887	474	5,946	79,9999%
	Irrevoc. Contrib.				3,531	3,531
	Higher Inv. Value				1,861	1,904
	Purchase expenses				45	45
Alto Palermo S.A. (2)	Common 1 vote	0.001	48,091,939		482,886	479,003	Real estate investments	Moreno 877 22° Floor Buenos Aires	12.31.05	78,042	23,285	785,293	61.6229%
	Goodwill				(49,652)	(47,989)
	Convertible Bond				—	91,628
	Higher Inv. value				24,904	24,904
Buenos Aires Trade and Finance Center S.A.	Common 1 vote	0.001	—		—	22,065	Real estate investments	Bolívar 108 1° floor Buenos Aires	12.31.05
	Irrevoc..Contrib.				—	23,259
	Purchase expenses				—	100
Llao – Llao Resort S.A	Common 1 vote	0.001	5,878,940		12,823	12,250	Hotel operations	Florida 537 Floor 18 Buenos Aires	12.31.05	11,757	1,118	29,613	50%
	Irrevoc. Contrib.				2,397	2,397
	Purchase expenses				205	211
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		4,658	4,448	Banking	Tte. Gral Perón 655 Bs. As	12.31.05	62,500	(4) 982	(4) 106,226	5.1%
Ritelco S.A.	Common 1 vote	0.001	66,970,394		149,877	136,076	Investments	Zabala 1422, Montevideo	12.31.05	246,465	14,065	177,482	100%
	Irrevoc. Contrib.				27,340	27,340
Banco Hipotecario S.A. (3)	Common 1 vote	0.001	10,141,015		140,912	120,902	Banking	Reconquista 151 Floor 1 Bs. As.	12.31.05	1,500,000	(4) 253,307	(4) 2,217,115	6,76%
	Goodwill				(2,466)	(2,807)
Canteras Natal Crespo S.A.	Common 1 vote	0.001	128,804		540	—	Sale of arids	Caseros 85, Office 33 Córdoba	12.31.05	300	(40)	658	43,0033%
	Higher Inv.Value				3,792	—

Total as of December 31, 2005					971,788

Total as of June 30, 2005						1,064,342

(1)	These holdings do not include the effects on the equity method for conversion of irrevocable contributions into shares.
(2)	Quotation price of APSA´s shares at December 31, 2005 is Ps. 6.80
Quotation price of APSA´s shares at June 30, 2005 is Ps. 6.40
(3)	Quotation price of Banco Hipotecario´s shares at December 31, 2005 is Ps. 11.7
Quotation price of Banco Hipotecario´s shares at June 30, 2005 is Ps. 14
(4)	The amounts pertain to the temporary financial statements of Banco Hipotecario S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company investment, the necessary adjustments were considered in order to adjust the financial statements to generally accepted accounting principles.

Exhibit D

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of December 31, 2005 and June 30, 2005

In thousand of pesos

Items	Value as of December 31, 2005	Value as of June 30, 2005
Current Investments
Mutual funds (1)	38,131	12,737
Convertible Note APSA 2006 (2)	96,230	—
Convertible Note APSA 2006 – Accrued interest (2)	4,350	4,117
Other investments (2)	400	391
IRSA I FinancialTrust Exchangeable Certificates (2)	141	465

Total current investments as of December 31, 2005	139,252

Total current investments as of June 30, 2005		17,710

Non-current investments
Dique IV	6,559	6,490
Padilla 902 (3)	89	89
Pilar	3,408	3,408
Santa María del Plata	114,397	112,771
Caballito lands	19,898	19,898
Torres Jardín IV	3,030	3,030

Subtotal	147,381	145,686

IRSA I Trust Exchangeable Certificates	2,763	2,794
Others investments	301	482

Subtotal	3,064	3,276

Art works	40	40

Total non-current investments as of December 31, 2005	150,485

Total non-current investments as of June 30, 2005		149,002

(1)	Includes Ps. 8,286 and Ps. 8,776 corresponding to “Dolphin Fund PLC” at December 31, 2005 and Jun 30, 2005, respectively, not considered as cash for statement of cash flows purposes and, Ps. 4,174 and Ps. 1,737 corresponding to the “NCH Development Partner Fund” at December 31, 2005 and June 30, 2005 not considered as cash for statements of cash flows purposes.
(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment at December 31, 2005 and June 30, 2005 amounting to Ps. 272. See Note 1.5.i.

Exhibit E

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the six-month period ended December 31, 2005

Compared with the year ended June 30, 2005

In thousand of pesos

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of December 31, 2005	Carrying value as of June 30, 2005
Deducted from assets:
Allowance for doubtful accounts (1)	575	9	(20)	564	575
Allowance for Impairment of inventories	1,023	—	(2)	1,021	1,023
Allowance for Impairment of fixed assets (2)	12,033	—	(56)	11,977	12,033
Allowance for Impairment of undeveloped parcels of land	272	—	—	272	272
Allowance for tax on personal assets (3)	5,326	3,150	(3,254)	5,222	5,326
From liabilities:
Provision for lawsuits (3)	290	8	(34)	264	290

Total as of December 31, 2005	19,519	3,167	(3,366)	19,320

Total as of June 30, 2005	27,955	15,448	(23,884)		19,519

(1)	Increases are disclosed in Exhibit H and decreases correspond to allocations and remissions.
(2)	Decreases correspond to depreciation of the period amounting to Ps. 56 (disclosed in Exhibit H)
(3)	Increases are disclosed in Note 9.

Exhibit F

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the six-month period ended December 31, 2005 and 2004

In thousand of pesos

	December 31, 2005	December 31, 2004
I. Cost of sales
Stock as of beginning of year	22,358	5,663
Plus (less):
Purchases for the period	1,593	4,504
Expenses (Exhibit H)	325	230
Transfers from investment	57,223	—
Transfers to fixed assets	—	(123)
Transfers from fixed assets	1,422	1,404
Less:
Stock as of end of the period	(86,104)	(10,149)

Subtotal	(3,183)	1,529
Capitalized interests	222	171
Plus
Cost of sales – Abril S.A.	482	402
Gain from valuation of inventories at net realizable value	4,880	—

Cost of sales	2,401	2,102
II. Cost of leases
Expenses (Exhibit H)	3,073	2,492

Cost of leases	3,073	2,492
III. Cost of services fees
Expenses (Exhibit H)	1,125	565

Cost of services fees	1,125	565

Total costs of sales, leases and services	6,599	5,159

Exhibit G

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of December 31, 2005 and June 30, 2005

In thousand of pesos

Items	Class	Amount	Prevailing exchange rate		Total as of December 31, 2005	Total as of June 30, 2005
Assets
Current Assets
Cash and banks:
Cash	US$	10,803	0.002992	(1)	33	228
Cash	EUR	380	0.003539	(1)	1	1
Cash	Pounds	375	0.005154		2	—
Banks	US$	438,342	0.002992	(1)	1,312	216
Banks	EUR	116,924	0.003539	(1)	414	284
Foreign accounts	US$	1,570,511	0.002992	(1)	4,699	37,823
Investments:
Boden 2013	US$	662	0.002992	(1)	2	2
Mutual Funds	US$	10,799,954	0.002992	(1)	32,313	12,737
Convertible Note APSA 2006	US$	31,738,262	0.003032	(1)	96,230	—
Convertible Note APSA 2006 – Accrued interest	US$	1,434,743	0.003032	(1)	4,350	4,117
Banco Ciudad de Bs. As. Bond	EUR	110,000	0.003539	(1)	389	378
Banco Ciudad de Bs. As. Bond - Accrued interest	EUR	3,098	0.003539	(1)	11	13
Mortgages and leases receivables:
Mortgages receivables	US$	134,777	0.002992	(1)	403	21
Lease receivable	US$	—			—	563

Total Current Assets					140,159	56,383

Non-Current Assets
Investments:
Convertible Note APSA 2006	US$	—			—	91,628
Banco Ciudad de Bs. As. Bond	EUR	85,000	0.003539	(1)	301	482
Mortgages and leases receivables:
Mortgages receivables	US$	223,262	0.002992		668	—
Other receivables:
Guarantee of default credit	US$	2,000,000	0.002992	(1)	5,984	5,694
Acquisition future receivables	US$	4,016,308	0.002992		12,017	11,434

Total Non-current Assets					18,970	109,238

Total Assets as of December 31, 2005					159,129

Total Assets as of June 30, 2005						165,621

Liabilities
Current Liabilities
Accounts payable	US$	320,474	0.003032	(1)	972	1,128
Mortgages payables	US$	4,599,753	0.003032	(1)	13,946	22,527
Customer advances	US$	4,528,222	0.003032	(1)	13,730	1,626
Short – term debt	US$	7,005,193	0.003032	(1)	21,240	20,084
Taxes payable	US$	37,016	0.003032	(1)	112	85
Other liabilities
Related parties	US$	7,116,566	0.003032	(1)	21,577	19,261
Guarantee deposits	US$	300,724	0.003032	(1)	912	355

Total Current Liabilities					72,489	65,066

Non-current Liabilities
Mortgages payable	US$	7,220,734	0.003032	(1)	21,894	27,627
Long – term debt	US$	104,121,233	0.003032	(1)	315,696	312,027
Other liabilities:
Guarantee deposits	US$	206,484	0.003032	(1)	626	993

Total Non-current Liabilities					338,216	340,647

Total Liabilities as of December 31, 2005					410,705

Total Liabilities as of June 30, 2005						405,713

(1)	Official selling and buying exchange rate as of December 31, 2005 in accordance with Banco Nación records.

Exhibit H

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19.550, section 64, paragraph b)

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

In thousand of pesos

	Total as of December 31, 2005	Cost of leases	Cost of properties sold	Cost of services fees	Cost of hotel operations	Expenses			Total as of December 31, 2004
Items						Administration	Selling	Financing
Directors fees	3,051	—	—	—	—	3,051	—	—	3,540
Fees and compensations for services	1,118	—	—	—	—	1,118	—	—	1,056
Salaries, bonus and social security charges	3,230	—	—	—	—	3,230	—	—	2,370
Other expenses of personnel administration	90	—	—	—	—	90	—	—	65
Depreciation and amortization	3,373	2,645	—	—	—	553	—	175	2,584
Maintenance of buildings	774	428	325	—	—	21	—	—	919
Utilities and postage	5	—	—	—	—	5	—	—	8
Travel expenses	202	—	—	—	—	202	—	—	163
Advertising and promotion	210	—	—	—	—	7	203	—	151
Commissions and expenses from property sold	182	—	—	—	—	—	182	—	181
Traveling, transportation and stationery	73	—	—	—	—	73	—	—	38
Taxes, rates and assessments	1	—	—	—	—	1	—	—	—
Subscriptions and dues	81	—	—	—	—	81	—	—	97
Interest and indexing adjustments	16,329	—	—	—	—	—	—	16,329	17,155
Bank charges	234	—	—	—	—	—	—	234	92
Safety box and stock broking charges	150	—	—	—	—	145	—	5	208
Doubtful accounts	9	—	—	—	—	—	9	—	19
Insurance	110	—	—	—	—	110	—	—	112
Security	1	—	—	—	—	1	—	—	—
Courses	11	—	—	—	—	11	—	—	19
Trust Result	—	—	—	—	—	—	—	—	—
Rents	203	—	—	—	—	203	—	—	148
Gross sales tax	590	—	—	—	—	—	590	—	238
Other	1,204	—	—	1,125	—	35	44	—	715

Total as of December 31, 2005	31,231	3,073	325	1,125	—	8,937	1,028	16,743	—

Total as of December 31, 2004	—	2,492	230	565	—	8,410	585	17,596	29,878

Exhibit I

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of December 31, 2005 and June 30, 2005

In thousand of pesos

		With maturity date												Interest
			To due												Accrued
	Without term	Falling due	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due	Total with term	Total	No accrued	Fixed rate	Variable rate
December 31, 2005
Assets
Investments	41,491	—	4,599	97	96,328	97	301	—	—	—	101,422	101,422	142,913	45,993	96,920	—
Receivables	45,106	263	5,166	1,452	937	931	3,568	1,422	15,546	21,065	50,087	50,350	95,456	93,401	2,055	—
Liabilities
Loans	—	—	7,550	4,577	4,577	4,577	208,802	36,615	69,700	—	336,398	336,398	336,398	21,138	190,536	124,724
Other liabilities	21,885	255	29,948	9,089	4,341	9,861	15,857	7,062	97	542	76,797	77,052	98,937	44,797	54,140	—

June 30, 2005
Assets
Investments	17,296	—	4,689	95	95	95	116,910	104	—	—	121,988	121,988	139,284	22,270	117,014	—
Receivables	56,734	140	2,972	1,509	1,150	797	2,829	1,461	11,439	22,084	44,241	44,381	101,115	101,115	—	—
Liabilities
Loans	—	—	16,797	4,358	4,358	4,358	26,147	202,922	52,295	29,909	341,144	341,144	341,144	1,898	168,058	171,188
Other liabilities	290	218	23,562	30,181	3,482	5,762	15,375	14,089	95	517	93,063	93,281	93,571	24,157	50,153	19,261

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2005

Stated in thousand of pesos

1.	None

2.	None

3.	Receivables and liabilities by maturity date

	Falling due (Point 3.a.)	Without term	To be due (Point 3.c.)
Concept	12.31.2005	Current	03.31.2006	06.30.2006	09.30.2006	12.31.2006
Receivables
Mortgages and leases receivables	263	1,022	2,931	168	1	167
Other receivables	—	190	2,235	1,284	936	764

Total	263	1,212	5,166	1,452	937	931

Liabilities
Customer advances	—	—	13,923	164	164	164
Taxes payable	—	—	2,585	5,243	21	2,929
Trade accounts payable	—	—	4,889	—	—	—
Mortgages payable	—	—	6,809	3,449	3,522	3,598
Other liabilities	255	21,885	1,250	233	359	3,170
Short and long term debt	—	—	7,550	4,577	4,577	4,577
Salaries and social security charges	—	—	492	—	275	—

Total	255	21,885	37,498	13,666	8,918	14,438

	Without term Non Current	To be due (Point 3.c.)
Concept		12.31.2007	12.31.2008	12.31.2009	12.31.2010	Total
Receivables
Mortgages and lease receivables	—	331	358	3	—	692
Other receivables	43,894	3,237	1,064	15,543	21,065	84,803

Total	43,894	3,568	1,422	15,546	21,065	85,495

Liabilities
Customer advances	—	328	—	—	—	328
Taxes payable	—	77	74	81	461	693
Mortgages payable	—	15,179	6,715	—	—	21,894
Other liabilities	—	273	273	16	81	643
Short and long term debts	—	208,802	36,615	69,700	—	315,117

Total	—	224,659	43,677	69,797	542	338,675

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2005

Stated in thousand of pesos

4-a.	Breakdown of accounts receivable and liabilities by currency and maturity

	Current			Non-current
Items	Local currency	Foreign currency	Total current	Local currency	Foreign currency	Total	Total	Total in local currency	Total in foreign currency	Total
Receivables
Mortgages and leases receivables	4,149	403	4,552	24	668	692	5,244	4,173	1,071	5,244
Other receivables	5,409	—	5,409	66,802	18,001	84,803	90,212	72,211	18,001	90,212

Total	9,558	403	9,961	66,826	18,669	85,495	95,456	76,384	19,072	95,456

Liabilities
Customer advances	685	13,730	14,415	328	—	328	14,743	1,013	13,730	14,743
Taxes payable	10,666	112	10,778	693	—	693	11,471	11,359	112	11,471
Trade accounts payable	3,917	972	4,889	—	—	—	4,889	3,917	972	4,889
Mortgages payable	3,432	13,946	17,378	—	21,894	21,894	39,272	3,432	35,840	39,272
Other liabilities	4,663	22,489	27,152	17	626	643	27,795	4,680	23,115	27,795
Short and long term debt	41	21,240	21,281	(579)	315,696	315,117	336,398	(538)	336,936	336,398
Salaries and social security charges	767	—	767	—	—	—	767	767	—	767

Total	24,171	72,489	96,660	459	338,216	338,675	435,335	24,630	410,705	435,335

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2005

Stated in thousand of pesos

4-b.	Breakdown of accounts receivables and liabilities by adjustment clause

	Current			Non-current
Items	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Total	Total without adjustment clause	Total with adjustment clause	Total
Receivables

Mortgages and leases receivables	4,552	—	4,552	692	—	692	5,244	5,244	—	5,244
Other receivables	5,409	—	5,409	84,803	—	84,803	90,212	90,212	—	90,212

Total	9,961	—	9,961	85,495	—	85,495	95,456	95,456	—	95,456

Liabilities
Customer advances	14,415	—	14,415	328	—	328	14,743	14,743	—	14,743
Taxes payable	10,778	—	10,778	693	—	693	11,471	11,471	—	11,471
Trade accounts payable	4,889	—	4,889	—	—	—	4,889	4,889	—	4,889
Mortgages payable	17,378	—	17,378	21,894	—	21,894	39,272	39,272	—	39,272
Other liabilities	27,152	—	27,152	643	—	643	27,795	27,795	—	27,795
Short and long term debt	21,281	—	21,281	315,117	—	315,117	336,398	336,398	—	336,398
Salaries and social security charges	767	—	767	—	—	—	767	767	—	767

Total	96,660	—	96,660	338,675	—	338,675	435,335	435,335	—	435,335

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2005

Stated in thousand of pesos

4-c.	Breakdown of accounts receivable and liabilities by interest clause

	Current				Non-current				Total	Total accruing interest	Total not- accruing interest	Total
	Accruing interest		Not Accruing interest	Total current	Accruing interest		Not Accruing Interest	Total
Items	Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables
Mortgages and lease receivables	1,204	—	3,348	4,552	774	—	(82)	692	5,244	1,978	3,266	5,244
Other receivables	42	—	5,367	5,409	35	—	84,768	84,803	90,212	77	90,135	90,212

Total	1,246	—	8,715	9,961	809	—	84,686	85,495	95,456	2,055	93,401	95,456

Liabilities
Customer advances	—	—	14,415	14,415	—	—	328	328	14,743	—	14,743	14,743
Taxes payable	—	—	10,778	10,778	—	—	693	693	11,471	—	11,471	11,471
Trade accounts payable	—	—	4,889	4,889	—	—	—	—	4,889	—	4,889	4,889
Mortgages payables	13,946	—	3,432	17,378	21,894	—	—	21,894	39,272	35,840	3,432	39,272
Other liabilities	18,300	—	8,852	27,152	—	—	643	643	27,795	18,300	9,495	27,795
Short and long term debt	18,348	—	2,933	21,281	172,188	124,724	18,205	315,117	336,398	315,260	21,138	336,398
Salaries and social security charges	—	—	767	767	—	—	—	—	767	—	767	767

Total	50,594	—	46,066	96,660	194,082	124,724	19,869	338,675	435,335	369,400	65,935	435,335

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2005

Stated in thousand of pesos

5.	Related parties

a.	Interest in related parties
See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 10)

Current mortgages and leases receivables

December 31, 2005
Related parties:
Alto Palermo S.A. (APSA)	561
Altocity.Com S.A.	21
Baldovinos S.A.	4
Banco de Crédito y Securitización S.A.	14
Cresud S.A.C.I.F y A.	171
Consultores Assets Management S.A.	37
Inversora Bolivar S.A.	791
Llao Llao Resorts S.A.	1
Tarshop S.A.	214
Directors	2

Other current receivables

December 31, 2005
Related parties:
Alto Palermo S.A. (APSA)	19
Cresud S.A.C.I.F y A.	10
Llao-Llao Resorts S.A.	1,003
Advances to Managers, Directors and Staff	45

Other non-current receivables

December 31, 2005
Related parties:
Advances to Managers, Directors and Staff	34

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2005

Stated in thousand of pesos

5.	(Continued)

Current investments

December 31, 2005
Related parties:
Alto Palermo S.A. (APSA)	100,580
Banco Hipotecario S.A.	591

Current accounts payables

December 31, 2005
Related parties:
Alto Palermo S.A. (APSA)	931
Altocity.Com S.A.	7
Baldovinos S.A.	4
Cresud S.A.C.I.F. y A.	40
Inversora Bolívar S.A.	12
Llao-Llao Resorts S.A.	1
Nuevas Fronteras S.A.	1

Short – term debt

December 31, 2005
Related parties:
Cresud S.A.C.I.F.y A.	1,021

Long – term debt

December 31, 2005
Related parties:
Cresud S.A.C.I.F.y A.	99,929

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2005

Stated in thousand of pesos

5.	(Continued)

Other current liabilities

December 31, 2005
Related parties:
Alto Palermo S.A. (APSA)	20
ECIPSA Holding S.A.	24
Hoteles Argentinos S.A.	2,880
Llao-Llao Resorts S.A.	5
Directors	3,562
Ritelco S.A.	18,697

Other non-current liabilities

December 31, 2005
Related parties:
Directors	8

6.	Note 10.

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i. and 1.5.j. to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.o. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2005

Stated in thousand of pesos

13.	Insured Assets.

	Insured amounts	Accounting values	Risk covered
AV MAYO 595	4,388	4,520	Fire, explosion with additional coverage and debris removal
AV MAYO 595	15,000	4,520	Third party liability with additional coverage and minor risks
AVDA. MADERO 942	1,496	2,380	Fire, explosion with additional coverage and debris removal
BOUCHARD 710	81,532	71,505	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	150	540	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	15,000	540	Third party liability with additional coverage and minor risks
CONSTITUCION 1159	15,000	1,324	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	13,963	21,659	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	13,963	19,198	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	15,000	19,198	Third party liability with additional coverage and minor risks
DOCK 13	55	1,605	Fire, explosion with additional coverage and debris removal
DOCK 13	15,000	1,605	Third party liability with additional coverage and minor risks
LAMINAR PLAZA	14,960	30,309	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	39,893	42,897	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	15,000	42,897	Third party liability with additional coverage and minor risks
LIBERTADOR 602	1,496	2,957	Fire, explosion with additional coverage and debris removal
MADERO 1020	1,895	1,649	Fire, explosion with additional coverage and debris removal
MADERO 1020	15,000	1,649	Third party liability with additional coverage and minor risks
MAIPU 1300	26,928	44,155	Fire, explosion with additional coverage and debris removal
MAIPU 1300	15,000	44,155	Third party liability with additional coverage and minor risks
MINETTI D	100	65	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	11,469	19,167	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	15,000	19,167	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	349	162	Fire, explosion with additional coverage and debris removal
RIVADAVIA 2768	15,000	162	Third party liability with additional coverage and minor risks
SANTA MARIA DEL PLATA	100	10,513	Fire, explosion with additional coverage and debris removal
SANTA MARIA DEL PLATA	15,000	10,513	Third party liability with additional coverage and minor risks
SARMIENTO 517	60	82	Fire, explosion with additional coverage and debris removal
SARMIENTO 517	15,000	82	Third party liability with additional coverage and minor risks
SUIPACHA 652	19,947	11,623	Fire, explosion with additional coverage and debris removal
SUIPACHA 652	15,000	11,623	Third party liability with additional coverage and minor risks
SAN MARTIN DE TOURS	10,000	13,558	Fire, explosion with additional coverage and debris removal
SAN MARTIN DE TOURS	15,000	13,558	Third party liability with additional coverage and minor risks
TORRES JARDIN	748	468	Fire, explosion with additional coverage and debris removal

In our opinion, the above-described insurance policies cover current risks adequately.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2005

Stated in thousand of pesos

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	In accordance with what was stipulated in loan agreements, the Company shall not distribute dividends until these obligations be cancelled.

Buenos Aires, February 10, 2006

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Current Assets	457,479	303,105	286,267	338,706	231,846
Non-Current Assets	2,165,252	2,042,997	1,860,753	1,784,376	1,376,296

Total	2,622,731	2,346,102	2,147,020	2,123,082	1,608,142

Current Liabilities	441,178	331,753	179,699	142,627	521,938
Non-Current Liabilities	440,294	543,767	642,796	855,753	34,297

Subtotal	881,472	875,520	822,495	998,380	556,235

Minority interest	439,903	430,009	452,475	479,334	93,537

Shareholders’ Equity	1,301,356	1,040,573	872,050	645,368	958,370

Total	2,622,731	2,346,102	2,147,020	2,123,082	1,608,142

3.	Consolidated result structure as compared with the same period for the four previous years.

	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Operating income	85,632	59,323	24,470	3,115	10,631
Amortization of goodwill	(553)	(981)	(1,485)	(2,414)	—
Financial results, net	(32,324)	(9,744)	33,970	208,107	(96,811)
Gain (loss) in equity investments	28,539	49,502	(8,909)	(3,071)	(27,750)
Other income and expenses, net	(4,993)	(4,939)	195	11,091	(2,748)

Net income (loss) before taxes	76,301	93,161	48,241	216,828	(116,678)
Income tax/ Asset tax	(33,583)	(29,609)	(14,427)	(23,333)	(3,284)
Minority interest	(13,732)	(6,792)	(1,401)	(27,945)	(493)

Net income (loss)	28,986	56,760	32,413	165,550	(120,455)

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousand of pesos.

	As of
Real Estate	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Apartments & Loft Buildings
Torres Jardín	—	—	—	113	1,629
Torres de Abasto	—	11	—	444	4,312
Alcorta Palace (1)	22,986	—	—	1	524
Concepcion Arenal y Dorrego 1916	—	—	—	—	108
Alto Palermo Park	63	—	—	921	2,617
Alto Palermo Plaza	—	—	—	—	1,428
Other	—	—	112	407	—

Residential Communities
Abril / Baldovinos (2) (3)	2,823	1,519	2,588	7,400	4,785
Villa Celina I, II and III	—	—	—	28	(51)
Villa Celina IV and V	—	—	23	—	44

Other
Alsina 934	1,833	—	—	—	—
Santa Fe 1588	—	—	—	—	8,167
Dique II	—	—	5,211	—	—
Dique III	—	23,624	—	—	—
Libertador 498	—	—	—	2,313	—
Constitucion 1111	—	—	—	1,988	—
Madero 1020	—	1,806	4,774	5,626	—
Madero 940	—	—	—	1,649	—
Other	—	—	312	827	192

	27,706	26,960	13,020	21,717	23,755

(1)	Through Alto Palermo S.A.
(2)	It corresponds to local comercial of April that belong 50% to IRSA and 50% to IBSA.
(3)	Incluyes the revenues for the sale of sleeping rooms.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

5.	Key ratios as compared with the same period for the four previous years.

	December 31, 2005		December 31, 2004		December 31, 2003		December 31, 2002		December 31, 2001
Liquidity ratio
Current Assets	457,479	= 1.04	303,105	= 0.91	287,934	= 1.60	338,706	= 2.37	231,846	= 0.44

Current Liabilities	441,178		331,753		179,699		142,627		521,938

Indebtedness ratio
Total liabilities	881,472	= 0.68	875,520	= 0.84	822,495	= 0.94	998,380	= 1.55	556,235	= 0.58

Shareholders’ Equity	1,301,356		1,040,573		872,050		645,368		958,370

Solvency
Shareholders’ Equity	1,301,356	= 1.48	1,040,573	= 1.19	872,050	= 1.06	645,368	= 0.65	958,370	= 1.72

Total liabilities	881,472		875,520		822,495		998,380		556,235

Immobilized Capital
Non-Current Assets	2,165,252	= 0.83	2,042,997	= 0.87	1,859,086	= 0.87	1,784,376	= 0.84	1,376,296	= 0.86

Total Assets	2,622,731		2,346,102		2,147,020		2,123,082		1,608,142

6.	Brief comment on the outlook for the coming year.

See Attached

Business Overview

(as of December 31, 2005)

Comment on operations during the semester ended December 31, 2005

Calendar year 2005 ended with a GDP growth rate of almost 9% for the third consecutive year, reassuring that economic expansion will continue throughout 2006. The main causes for GDP growth were the increase in private consumption, that was favored by salary rises in real terms (which posted a cumulative increase of 7%) and higher employment rates. Employment increased more than 10%, even surpassing employment rates recorded prior to the recession suffered in Argentina since late 1998. As concerns inflation, the leading economic consultants, such as for example Estudio Broda, forecast that the inflation rate will be in the whereabouts of 12% to 15% at the close of 2006. In addition, a GDP growth rate of 6.7% is projected for 2006.

The public accounts closed calendar year 2005 with a strong fiscal surplus, that even exceeded government budget projections. At year-end the positive balance hit Ps. 19,661 million, which accounts for 3.7% of the annual GDP. Fiscal revenues were 38.2% higher than in 2004. The trade balance was positive at US$ 11,322 million, reflecting exports of US$ 40,013 million and imports of US$ 28,692 million. Although exports increased by 16% as compared to 2004, foreign trade income decreased by 6.5%.

The most striking economic announcement made in the last quarter of 2005, and perhaps in the whole year, was the Government’s decision to pay off the Argentine sovereign debt owed to the International Monetary Fund. The aggregate amount that was effectively repaid in the first days of January 2006 totaled US$ 9,810 million and derived from freely available reserves held by the Argentine Central Bank.

The consumer confidence rate (CCR) decreased 0.2% in the last three months of 2005 as compared to the previous quarter. The main cause of this deceleration in consumer confidence during this quarter is the uncertainty for the mild but sustained rise in consumer prices. However, during the Kirchner President´s administration consumer confidence has remained high in historical terms.

Shopping Center sales during the month of December posted an unseasonalized increase of 0.8% as compared to November, according to data published by the National Institute of Statistics and Census (INDEC). The trend continues to be promising, as according to the INDEC during the first half of the fiscal year there was an unseasonalized increase in sales of almost 15% at current prices as compared to the second half of fiscal year 2004.

Underpinning its role as one of the main engines of the economy, during the last quarter of the calendar year the construction index rose again 8.2% as compared to the previous quarter, considering unseasonalized variables. Backed by the upsurge in the development of residential building projects, land value experienced a significant increase due to the shortage of this kind of properties. Moreover, the strong demand for real estate assets also triggered a 14% appreciation in residential units in the City of Buenos Aires, according to the survey made by Reporte Inmobiliario. The increase in the number of mortgage loans disbursed in the last two years also reflects the real estate industry’s growth potential.

The hotel segment, and five star hotels in particular, have been favored in the last three years by the favorable rate of exchange that followed the 2002 devaluation and the increase in the number of tourists with high purchasing power. As concerns the office segment, occupancy rates have also increased, with the ensuing positive impact on lease prices. This rise was motivated by the recovery of industrial and business activity and the favorable cost-service ratio offered by the City of Buenos Aires as compared to other cities in Latin America.

In this macroeconomic context, we experienced a significant increase of 44.3% in our operating income, which amounted to Ps.85.6 million as of December 31, 2005, compared to Ps.59.3 million as of December 31, 2004. Operating income over total revenues stood at 33.4% during this semester, compared to 32% in the same period of the previous year.

Revenues increased by 38.4% or Ps.71.2 million, from Ps. 185.2 million as of December 31, 2004 to Ps. 256.4 million as of December 31, 2005, reflecting (i) an increase of Ps.57.9 million in the shopping center segment; (ii) an increase of Ps.0.2 million in sales and developments; (iii) an increase of Ps. 7.7 million in the hotel segment; (iv) an increase of Ps.4.5 million in offices and other lease properties; and (v) an increase of Ps.0.9 million in financial and other transactions.

However, net income for the six-month period ended December 31, 2005 was a profit of Ps.29.0 million compared to a profit of Ps.56.8 million recorded in the same period of fiscal year 2005. The decrease in net income is mainly explained by: (i) the financial losses resulting from the sharp depreciation of the peso against the dollar caused in the exchange markets by the decrease in dollar reserves held by the Argentine Central Bank after pay-off of the debt owed to the International Monetary Fund; and (ii) lower income from our related companies.

Financial results recorded a loss of Ps.32.3 million compared to a loss of Ps.9.7 million in the same semester of fiscal year 2005. The difference is mainly explained by the lower results from financial transactions, which decreased from a profit of Ps.18.9 million in the first six months of fiscal year 2005 to a profit of Ps.4.7 million in the six months ended December 31, 2005. In addition, losses resulting from the effect of changes in the exchange rate increased notably, from a Ps.2.9 million loss in the first semester of fiscal year 2005 to a Ps.13.3 million loss in the six-month period ended December 31, 2005, mainly resulting from our exposure to dollar-denominated liabilities.

Finally, results for this semester reflect to a lower extent the income from our subsidiaries, which amounted to Ps.28.5 million for the six-month period ended December 31, 2005, compared to an income of Ps.49.5 million as of December 31, 2004. This reduction is mainly explained by the lower income posted by our subsidiary Banco Hipotecario S.A. which stood at Ps.27.7 million as of December 31, 2005 compared to Ps. 39.9 million recorded as of December 31, 2004.

First quarter of fiscal year 2005 highlights, including significant operations occurred after the end of the period.

I. Offices and Other Rental Properties

During the six months ended December 31, 2005, income from rental properties totaled Ps.13.4 million, a 51.1% increase as compared to Ps.8.9 million in the same period of fiscal year 2005. Occupancy of our office buildings continued to experience a material recovery, reaching 92% as of December 31, 2005 as compared to 85% in the same period of the previous fiscal year.

During this semester, multinational oil corporations and service companies accounted for the largest demand of space in our properties, in line with market trends that reflect increased interest by foreign corporations in setting up offices and branches in Argentina or expanding business in our country in the light of the opportunities it offers. The major benefits offered by the City of Buenos Aires include: the high qualifications and training of the local labor force, increased security as compared to other cities in Latin America, same time-zones as the major American cities and comparative advantages in terms of operating costs.

The sustained increase in demand for rental space and restricted supply of new spaces has bolstered the recovery in prices. At present, new rental spaces for class A buildings are reaching prices of US$/sq.m. 18 to 22, drawing near to the values recorded before the Argentine crisis of 2001. In view of this upward trend, we expect the average price of our real estate portfolio to continue increasing upon renewal of the lease agreements. Therefore, we continue to study the possibility of adding new spaces to our portfolio, either through construction or purchase of built properties with proven yield, in top-rated locations.

Below is information on our offices space as of December 31, 2005.

Offices and Other Rental Properties

	Date of acquisition	Leaseable area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income Ps./000 (3)	Accumulated Rental Income as of December 31 of fiscal year Ps./000 (4)			Book Value Ps./000 (5)
						2006	2005	2004
Offices
Intercontinental Plaza (6)	11/18/97	22,535	96%	67%	532	2,351	2,254	1,880	66,971
Libertador 498	12/20/95	10,533	97%	100%	302	1,754	1,465	1,184	42,897
Maipú 1300	09/28/95	10,280	93%	100%	295	1,600	1,307	1,002	44,155
Laminar Plaza	03/25/99	6,521	100%	100%	260	1,163	1,179	1,161	30,309
Reconquista 823/41	11/12/93	6,100	0%	100%	—	—	—	—	19,167
Suipacha 652/64	11/22/91	11,453	100%	100%	120	596	260	252	11,623
Edificios Costeros	03/20/97	6,389	100%	100%	148	791	615	343	19,198
Costeros Dique IV	08/29/01	5,437	100%	100%	150	829	627	313	21,659
Bouchard 710	06/01/05	15,014	100%	100%	512	2,517	N/A	N/A	71,505
Madero 1020	12/21/95	215	100%	100%	8	29	22	85	1,649
Other (7)	N/A	3,677	100%	N/A	87	511	397	297	10,101

Subtotal		98,154	92%		2,414	12,139	8.125	6.517	339,234

Other Properties
Commercial Properties (8)	N/A	450	82%	N/A	8	126	85	68	1,673
Other Properties (9)	N/A	95,501	100%	N/A	124	786	391	252	15,365

Subtotal		95,951	100%	N/A	132	912	476	320	17,038

Management fees	N/A	N/A	N/A	N/A	N/A	342	261	327	N/A

TOTAL OFFICES AND OTHER (10)	N/A	194,105	95.78%	N/A	2,547	13,394	8,862	7,164	356,272

Notes:

1)	Total leaseable area in each property. Excludes common areas and parking spaces.
2)	Calculated dividing occupied square meters by leaseable area.
3)	Agreements in force as of 12/31/05 in each property were computed.
4)	Total consolidated leases, according to the RT21 method.
5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation.
6)	Through Inversora Bolivar S.A.
7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2768 and Sarmiento 517 (through IRSA).
8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold) and Abril retail stores (through IRSA and IBSA).
9)	Includes the following properties: Thames, one unit in Alto Palermo Park (though Inversora Bolivar S.A) and Santa María del Plata and Constitución 1159 (through IRSA).
10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

II. Shopping Centers - Alto Palermo S.A (“APSA”).

The following information relates to data extracted from the balance sheet of our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping centers, in which we had a 61.62% interest as of December 31, 2005.

APSA’s net income for the six-month period ended December 31, 2005 was Ps.23.3 million, compared to an income of Ps.10.8 million recorded in the same period of the previous year. In percentage terms, this improvement represents an increase of 115%.

Total revenues as of December 31, 2005 were Ps.184.5 million, 78% higher than for the same period of the previous year. This increase mainly reflects the excellent sales momentum of our shopping centers, which allows us to increase rental charges to our lessees, and the addition of the revenues from Mendoza Plaza Shopping, where we increased our stake, and the revenues from Alto Rosario, which opened in November 2004. Also noteworthy was the 115.2% increase in revenues from our subsidiary Tarshop S.A. and the sale of the Alcorta Plaza plot.

Gross profit for the period achieved a significant increase of 74.1%, from Ps.62.7 million in the second quarter of fiscal year 2005 to Ps.109.2 million during the same period of fiscal year 2006. In this way, APSA’s operating income for this quarter was Ps.73.7 million as compared to Ps.41.9 million in the same period of the previous fiscal year, representing an increase of 75.8%.

EBITDA1 for the six-month period totaled Ps.105.3 million, posting an increase of 45.2% from the EBITDA for the same period of the previous year.

Our tenants’ sales have continued to grow, reaching Ps.1,161 million in the six-month period ended December 31, 2005, 35.0% higher in nominal terms than those recorded in the same period of the previous year.

The business success of our tenants continues to increase demand for space at our shopping centers. In this way, we succeeded in maintaining an occupancy rate of 99.4%. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our shopping centers’ portfolio.

The current bonanza in the retail sector allows us to enter into new lease agreements under better conditions. We thus increased the goodwill charge (also known as “key money”) required for the renewal or execution of new agreements at our Shopping Centers.

1	EBITDA represents the net income plus accrued interest charges, income tax, depreciation and amortization charges, results from related companies, minority interests and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income.

EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

Tarjeta Shopping

Tarshop S.A. is a credit card company in which our subsidiary APSA holds an 80% interest.

The favorable context and successful performance of the credit card business unit of our subsidiary APSA caused Tarshop S.A. to record an income of Ps. 7.0 million for the first six months of fiscal year 2006, a 262.1% increase compared to an income of Ps. 1.9 million recorded in the same period of the previous year.

Net revenues posted a significant increase of 115.2%, from Ps. 25.6 million during the first six months of fiscal year 2005 to Ps. 55.2 million during this semester. In addition, operating results increased 272.6% to Ps. 13 million.

The credit portfolio including securitized coupons as of December 31, 2005 was Ps. 247.5 million, 86.9% higher than the Ps. 132.4 million portfolio recorded as of December 31, 2004.

In the area of collections, short-term delinquency at December 31, 2005 continued at extremely low levels. Three-month arrears was as low as 3.5% as of December 31, 2005.

Shopping Centers

	Date of acquisition	Leaseable area sqm(1)	Occupancy Rate (2)	APSA’s Effective Interest (8)	Accumulated Rental Income as of as of December 31 of fiscal year Ps./000 (3)			Book Value Ps./000 (4)
					2006	2005	2004

Shopping Centers (5)
Alto Palermo	12/23/97	18,068	100.0%	100.0%	23,966	18,161	14,279	201,851
Abasto	07/17/94	39,473	99.6%	100.0%	21,677	16,982	12,813	198,873
Alto Avellaneda	12/23/97	27,240	100.0%	100.0%	12,285	9,371	7,098	94,408
Paseo Alcorta	06/06/97	14,688	98.9%	100.0%	12,230	9,917	7,813	64,184
Patio Bullrich	10/01/98	10,760	98.6%	100. %	10,474	8,597	6,110	112,542
Nuevo NOA Shopping	03/29/95	18,877	99.8%	100.0%	2,465	1,768	1,282	30,038
Buenos Aires Design	11/18/97	14,598	99.7%	51.0%	4,210	3,439	2,809	19,718
Alto Rosario	11/09/04	29,154	99.3%	100.0%	5,750	1,183	N/A	80,290
Mendoza Plaza	12/02/04	39,301	98.7%	85.4%	6,864	2,671	N/A	86,617
Fibesa and others (6)				100.0%	29,340	5,883	3,534
Revenues Tarjeta Shopping				80.0%	55,197	25,648	12,689

GENERAL TOTAL (7)		212,159	99%		184,458	103,620	68,427	888,521

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Total consolidated leases according to RT21 method.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less impairment allowance, plus reversal of allowances, if applicable.
(5)	Through Alto Palermo S.A.
(6)	Includes revenues from Fibesa S.A. and Alto Invest.
(7)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(8)	Apsa’s effective interest in each of its business units. IRSA holds an interest of 61.62% in APSA.
(9)	Includes Ps. 23.0 million corresponding to the sale of the Alcorta Plaza site, which is included in Note 4 to IRSA’s Consolidated Financial Statements under “Sales and Developments”.

III.	Sales and Developments

In the six-month period ended December 31, 2005, the sales and development segment recorded revenues of Ps. 27.7 million, compared to Ps. 27.4 million in the same period of the previous year. Below is a description of the Company’s major developments:

Cruceros, Dique 2. In line with the forecasts made during the project design stage, the first preliminary purchase agreements started to be executed during this quarter.

Torres Renoir. The degree of progress of the works is 18%. The rise in square meter prices in the area of Puerto Madero anticipate the business success of this project.

The following chart shows the development of the average price per square meter in the area of Puerto Madero, where our Company is developing the Torres Renoir and Edificios Cruceros projects, and where it has the largest land reserve existing in the area. This reserve will be used to erect the Santa María del Plata development. The chart illustrates how prices recovered since the downfall experienced during the Argentine crisis of 2001 and even surpassed pre-crisis figures.

Source: Reporte Inmobiliario

Projects developed in the area	Sq.m. built pending works acceptance**
Torres Renoir 1	4.800
Torres Renoir 2	5.305
Edificios Cruceros	3.725

*	First Semester of 2005
**	Square meters pending works acceptance are estimated. A sales option was executed with respect to the plot where the Torres Renoir 2 project is erected, which has not been exercised as of the date of the financial statements.

San Martín de Tours. As of December 31, 2005, works had been completed, heightening latent expectation in the market as concerns this project. Sales of the 20 available units were launched in the second week of January 2006.

El Encuentro, Benavídez. As of December 31, 2005, the prices of lots in the Northern area of the Province of Buenos Aires continued to rise, especially in the vicinity of the project. These data reinforce our positive expectations regarding sales of this development.

Laguna Azul. During this semester we purchased 128,804 shares of stock, representing 43% of the stock capital of Canteras Natal Crespo S.A. at a total price of US$ 1.5 million. Canteras Natal Crespo S.A. is a company based in the Province of Cordoba whose main business will be the urbanization of own or third-party lands, gated communities, lots for sale or lease, development of quarries, real estate transactions and construction of residential properties. As of December 31, 2005, the first guidelines for developing the project started to be outlined.

Sale of Alcorta Plaza. On December 22, 2005, our subsidiary APSA entered into a preliminary sales agreement with RAGHSA S.A. for disposition of the plot known as Alcorta Plaza, at a total price of US$ 7.7 million. The agreed payment method was: US$ 1.9 million upon execution of the preliminary sales agreement; US$ 1.9 million on March 30, 2006, the date of execution of the title deed; US$ 1.9 million on March 30, 2007; and US$ 1.9 million on March 30, 2008.

Below is a detail of property being developed by IRSA as of December 31, 2005.

Development Properties

	Date of acquisition	Estimated Cost / Real Cost (Ps. 000) (1)	Area intended for sale (sqm) (2)	Total units or lots (3)	IRSA’s Effective Interest	Percentage Constructed	Percentage Sold (4)	Accumulated Sales ´(Ps. 000) (5)	Accumulated Sales as of September 30 of fiscal year (6) (Ps. 000)			Book Value (Ps. 000) (7)
									06 (Ps. 000)	05 (Ps. 000)	04 (Ps. 000)

Residential Apartments
Torres Jardín	7/18/96	56,579	32,339	490	100%	100%	97%	70,049	—	—	—	468
Torres de Abasto (8)	7/17/94	74,810	35,630	545	61%	100%	100%	109,266	—	11	—	518
Edificios Cruceros (15)	7/22/03	5,740	3,633	40	100%	100%	—	—	—	—	—	12,467
San martin de Tours	03/2003	12,171	2,891	1	100%	99%	—	—	—	—	—	13,558
Concepción Arenal	12/20/96	15,069	6,913	70	100%	100%	99%	11,626	—	—	—	65
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	67%	100%	100%	47,530	63	—	—	—
Other (10)		31,245	18,151	184	N/A	N/A	100%	36,222	—	—	112	13

Subtotal		231,570	110,045	1,402	N/A	N/A	N/A	295,733	63	11	112	27,089
Residential Communities
Abril/Baldovinos (11)	1/3/95	130,955	1,408,905	1,273	83%	100%	95%	216,197	2,823	1,519	2,588	9,060
Villa Celina I, II and III	5/26/92	4,742	75,970	219	100%	100%	99%	13,952	—	—	—	43
Villa Celina IV and V	12/17/97	2,450	58,373	181	100%	100%	100%	9,505	—	—	23	—
Other lands		—	—	—	N/A	—	—	—	—	—	—	—

Subtotal		138,147	1,543,248	1,673	N/A	N/A	N/A	239,654	2,823	519	2,611	9,103
Land Reserve
Puerto Retiro (9)	5/18/97		82,051		33%	0%	—	—	—	—	—	46,441
Caballito	11/3/97		20,968		100%	0%	—	—	—	—	—	19,898
Santa María del Plata	7/10/97		675,952		100%	0%	—	—	—	—	—	114,397
Pereiraola (11)	12/16/96		1,299,630		83%	0%	—	—	—	—	—	21,875
Dique 4 (former Soc del Dique)	12/2/97		4,653		100%	0%	50%	12,310	—	—	—	6,559
Benavidez	11/18/97		989,423		67%	0%	100%	11,830	—	—	89	8,542
Canteras Natal Crespo	7/27/05		4,320,000		40%	0%	—	—	—	—	—	3,921
Terrenos Alcorta	7/7/98		1,925		50%	0%	100%	22,986	22,986	—		4,337
Other (12)			3,597,704		N/A	—	—	—	—	—	—	85,037

Subtotal			10,992,306		N/A	N/A	N/A	47,126	22,986	—	89	307,056
Other
Alsina 934	8/20/92	705	3,750	1	100%	100%	100%	11,745	1,833
Madero 1020	12/21/95	16,008	5,056	8	100%	100%	100%	16,471	—	1,806	4,774	—
Dique 3	9/9/99	25,836	10,474	3	100%	11%	30%	23,624	—	23,624	—	57,779
Other Properties (13)		23,871	11,352	61		100%	96%	29,880	—	—	5,523	1,605

subtotal		66,420	30,632	73	N/A	N/A	N/A	81,720	1,833	25,430	10,297	59,384

TOTAL (14)		436,137	12,676,231	3,127	N/A	N/A	N/A	643,194	27,706	26,960	13,109	402,632

Notes :

1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02.28.03.
2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02.28.03.
6)	Corresponds to total sales consolidated by the RT4 method adjusted for inflation until 02.28.03. Excludes turnover tax deduction.
7)	Cost of acquisition plus improvement plus activated interest of properties consolidated in portfolio as of December 31, 2005, adjusted for inflation until 02.28.03.
8)	Through Alto Palermo S.A.
9)	Through Inversora Bolivar S.A.
10)	Includes the following properties: Dorrego 1916 through IRSA and Arcos 2343 (fully sold) through Baldovinos.
11)	Directly through IRSA and indirectly through Inversora Bolivar S.A.
12)	Includes the following land reserves: Torre Jardín IV, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through Inversora Bolivar S.A.) and Neuquén, Caballito, Torres Renoir and the Coto project (through APSA S.A.).
13)	Includes the following properties: Puerto Madero Dock 13 and Dique II, Sarmiento 517 and Rivadavia 2768 (fully sold through IRSA).
14)	Corresponds to the “Sales and Development” business unit mentioned in Note 4 to the Consolidated Financial Statements.
15)	Corresponds to a change in disclosure criteria, that recognizes exchange receivables as inventories.

IV.	Hotels

Income from the hotel segment posted a significant increase during the first six months of fiscal year 2006, reaching Ps.53.0 million as compared to Ps.45.3 million recorded in the same period of the previous fiscal year.

This result reflected both the increase in occupancy rates and average prices. During the first six months of fiscal year 2006, the accumulated average occupancy rate in our hotels increased notably, reaching 79.6% as compared to 77% in the same period of the previous year. Rates also improved, with an average price per room of Ps.357 in this period as compared to Ps.314 in the previous period.

Below is information on our hotels for the six-month period ended December 31, 2005.

Hotels

Hotel	Date of Acquisition	Number of Rooms	Average Occupancy (1)	Avg. Price per room Ps. (2)	Accumulated sales as of September 30 of fiscal year (Ps.000) (3)			IRSA’s Effective Interest	Book Value as of 06/30/05 (Ps. 000)
					2006	2005	2004
Inter-Continental (4)	Nov-97	309	74.7%	303	19,695	17,438	12,734	50.89%	55,941
Sheraton Libertador (5)	Mar-98	200	88.3%	271	13,084	10,240	7,401	80.00%	35,760
Llao Llao (6)	Jun-97	158	78.00%	581	20,240	17,626	14,975	50.00%	37,250
Total	—	667	79.6%	357	53,019	45,304	35,110		128,951

(1)	Accumulated average in the six-month period.
(2)	Accumulated average in the six -month period.
(3)	Corresponds to our total sales consolidated by the RT21 method adjusted for inflation until 02/28/03.
(4)	Through Nuevas Fronteras S.A. (A subsidiary of Inversora Bolívar S.A.).
(5)	Through Hoteles Argentinos S.A.
(6)	Though Llao Llao Resorts S.A.

V.	Financial and Other Transactions

Repayment of fourth principal payment and interest payment under the Secured Notes and Unsecured Loan. In the month of November, the fourth principal payment was made under the Secured Notes, for US$ 0.93 million and under the Unsecured Loan for US$ 0.58 million, resulting in an outstanding nominal amount of US$ 33.64 million and US$ 20.70 million, respectively. In addition, interest payments of US$ 0.50 million and US$ 0.31 million, respectively, were made.

Proposed debt buyback. On October 24, 2005, our Company made an offer for repurchasing its debt for up to 85% of its outstanding nominal amount. The offer was not accepted by the creditors.

Exercise of Warrants. On January 3, 2006, warrants issued by our company were exercised for a total of US$ 0.19 million par value, resulting in the issue of 0.35 million shares. Total proceeds from this transaction were US$ 0.23 million. As the exercise of warrants was effected after December 31, 2005 given that such date fell on a non-business day, it will be recorded for accounting purposes in the third quarter of fiscal year 2006.

Taking into account the exercise of warrants made on January 3, 2006, the amount of outstanding Convertible Bonds and warrants was US$ 56.98 million and US$ 57.56 million, respectively, while the number of outstanding shares totaled 368,801,400.

Below is a detail of the past, current and potential situation of the Convertible Bonds issued on November 14, 2002 under the laws of the state of New York, at a rate of 8% (payable every six months) and maturing on November 14, 2007, convertible at a price of US$ 0.545 per share of $1.00 par value (1.8349 shares per Convertible Bond). The Convertible Bonds also have a warrant attached that allows its holder to purchase 1.8349 shares of $1.00 par value at a price of US$ 0.654 each per Convertible Bond.

Interest rate swap. The swap transaction entered into by the Company with Deutsche Bank AG was cancelled on October 24, 2005. In connection with this transaction, we collected US$ 0.25 million under the interest rate swap relating to the Secured Notes and US$ 0.15 million under the interest rate swap relating to the Unsecured Loan. The proceeds were offset against the interest accrued by IRSA’s structured debt during this period.

Increase of interest in Canteras Natal Crespo. During this quarter we purchased 9,035.5 shares of stock in Canteras Natal Crespo S.A. at a total price of Ps.0.306 million. Therefore, our stake in this company increased to 43%.

APSA – Distribution of dividends. On December 22, 2005 our subsidiary APSA made available to its shareholders the cash dividends approved at the Annual Shareholders’ Meeting of Alto Palermo S.A. (APSA) held on November 29, 2005. The amount approved as dividends was Ps.29 million. From this amount, IRSA collected Ps. 17.79 million, in accordance with its shareholding interest in this company.

APSA – Financial Debt. On October 5, 2005, Alto Palermo S.A. made the first principal payment under the syndicated loan for Ps. 12.5 million. The outstanding balance is Ps. 37.5 million. In addition, on February 1, 2006, it made the second payment under the loan granted by Deutsche Bank for US$ 3.0 million. The current outstanding balance is 3.0 million.

In connection with the Convertible Bonds issued in July 2002, the total outstanding amount is US$ 47,281,230 while the number of shares of stock of the Company is 780,423,632 and the capital stock amounts to 78,042,363.

VI.	Brief comment on prospects for the next quarter

The new business opportunities that are spurred by economic growth expectations encourage us to continue our policy of developing large-scale projects and to plan future investments in all our business segments.

We expect to continue expanding business in the office segment, taking advantage of the recovery in demand and prices. In addition, in view of the consumption boom and the success achieved in the positioning of our Shopping Centers, we plan to keep on improving our commercial proposals aiming at satisfying all our clients’ needs. Therefore, we are analyzing different projects in order to tap opportunities in the major cities of Argentina.

The upsurge in the hotel industry, which experienced a significant growth in calendar year 2005, along with the spectacular potential for tourism in Argentina causes us to have very promising expectations in this business segment.

Finally, we are also evaluating the execution of different projects for developing our land reserves, as well as the purchase of new development lands at attractive prices to add value to our portfolio.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2005, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2005 and 2004 and the complementary notes 1 to 20 and exhibits A, C, D, E, F, G, H and I. Furthermore, we have reviewed the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries for the six-month periods ended December 31, 2005 and 2004, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries have a significant investment in Banco Hipotecario S.A. (“BHSA”). This investment is accounted for under the equity method of accounting. At December 31, 2005 the equity method of accounting was computed based on preliminary figures since, at the date of this report, BHSA has not concluded the process of issuance and approval of its financial statements. The auditors’ report on the consolidated financial statements of BHSA as of September 30, 2005, dated November 11, 2005, included an explanatory paragraph describing certain uncertainties primarily in connection with the effect of the matters that were still pending resolution by the Government regarding the settlement of the receivables recognized as a result of the asymmetric pesification and indexation. As per the communications received by BHSA these uncertainties would be resolved at the date of this report. In addition, the auditors mentioned that the financial statements of BHSA should be read taking into consideration the level of credit exposure of BHSA to the public sector, which situation would still be in effect at the date of this report as per the communications received by BHSA. As of December 31, 2005, the investment in BHSA accounts for approximately 14% and 9% of the total assets and total consolidated assets, respectively, of IRSA Inversiones y Representaciones Sociedad Anónima.

Limited Review Report (Continued)

4.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2005 and 2004, on which we issued a qualified report on September 8, 2005 regarding the uncertainties indicated in point 3. of this report, we report that:

a)	The financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2005 and 2004 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them other than those indicated in point 3 above;

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2005.

5.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at December 31, 2005, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 146 thousand, none of which was claimable at that date.

Autonomous City of Buenos Aires, February 10, 2006

PRICE WATERHOUSE & Co. S.R.L. /s/ Dr. Andrés Suarez (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Andrés Suarez Contador Público (U.B.A.) C.P.C.E.C.A.B.A. Tº 245 Fº 61

ABELOVICH, POLANO & ASOCIADOS

/s/ José Daniel Abelovich        (Partner)

José Daniel Abelovich

Public Accountant (U.B.A.)

C.P.C.E.C.A.B.A. Tº 102 Fº 191

Professional Registration of the Firm

C.P.C.E.C.A.B.A. Tº 1 Fº 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: February 20, 2006